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Confidential Draft Submission submitted to the U.S. Securities and Exchange Commission on May 15, 2018. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains confidential.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Brighthouse Financial, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6311	81-3846992
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11225 North Community House Road

Charlotte, North Carolina 28277

Tel: (980) 365-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christine M. DeBiase, Esq.

Executive Vice President, Chief Administrative Officer and General Counsel

11225 North Community House Road

Charlotte, North Carolina 28277

Tel: (980) 365-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter J. Loughran, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10122 Tel: (212) 909-6000	John Schwolsky, Esq. Benjamin Nixon, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 Tel: (212) 728-8000	Stephen Gauster, Esq. Executive Vice President and General Counsel MetLife, Inc. 200 Park Avenue New York, NY 10166 Tel: (212) 578-9500	Robert G. DeLaMater, Esq. Marion Leydier, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10013 Tel: (212) 558-4000

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount Being Registered	Proposed Maximum Offering Price per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	23,155,117	$[●]	$[●]	$[●]

(1)	Pursuant to Rule 457(c) under the Securities Act, the proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of registration fee are estimated solely for the purpose of calculating the amount of the registration fee and are based on the average of the high and low prices of shares of common stock of the registrant as reported on The Nasdaq Stock Market LLC on [●], 2018.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

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Subject to Completion, dated May 15, 2018

PROSPECTUS SUPPLEMENT

To Prospectus dated [●], 2018

[●] Shares

Brighthouse Financial, Inc.

Common Stock

The selling stockholders identified in this prospectus supplement are offering [●] shares of our common stock, par value $0.01 per share (“common stock”). We are registering such shares under the terms of a registration rights agreement between us and MetLife, Inc. (“MetLife”). MetLife will exchange the shares of our common stock to be sold in this offering for indebtedness of MetLife held by the selling stockholders. The selling stockholders are                     . The selling stockholders are offering to sell those shares pursuant to this offering. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BHF”. On [●], 2018, the closing price of our common stock as reported on Nasdaq was $[●] per share.

In reviewing this prospectus, you should carefully consider the matters described under the captions “Risk Factors” beginning on page S-10 of this prospectus supplement and page 4 of the accompanying prospectus, as well as the risk factors and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which are each incorporated by reference into this prospectus supplement.

In connection with this offering, MetLife, which currently holds 23,155,117 shares of our common stock, will exchange approximately [●] of those shares of common stock, based on an assumed public offering price of $ [●] per share, for certain outstanding indebtedness of MetLife that is owned by                     , who are collectively the underwriters in this offering. We refer to the underwriters in such role as the “selling stockholders.” Following the exchange, the selling stockholders will sell those shares of common stock pursuant to this offering. The selling stockholders, and not Brighthouse Financial, Inc. or MetLife, will receive the net proceeds from the sale of the shares in this offering. However, as a result of exchanging the shares of our common stock with the selling stockholders prior to this offering, MetLife may be deemed to be a selling stockholder in this offering solely for U.S. federal securities law purposes.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to selling stockholders (before expenses)	$	$

(1)	The underwriters will also be reimbursed by MetLife for certain expenses in connection with the offering incurred prior to the time MetLife exchanges the shares of our common stock with the selling stockholders under the debt-for-equity exchange agreement. See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the shares of our common stock as set forth under “Underwriting (Conflicts of Interest).” Delivery of the shares of our common stock will be made on or about                     , 2018.

The date of this prospectus supplement is                     , 2018.

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Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference and the additional information described in this prospectus supplement under the heading “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

We are responsible for the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or contained in any free writing prospectus prepared by or on behalf of us that

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we have referred to you. None of us, MetLife or the selling stockholders have authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus filed with the SEC, and we take no responsibility for any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of the document containing such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of shares of our common stock. Our business, operating results or financial condition may have changed since such date.

CERTAIN IMPORTANT INFORMATION

We use the following terms in this prospectus supplement:

•	“Brighthouse,” “the Company,” “we,” “our” and “us” refer to Brighthouse Financial, Inc., a Delaware corporation, and, where appropriate in context, to one or more of its subsidiaries, or all of them taken as a whole, unless the context refers to Brighthouse Financial, Inc. as a corporate entity;

•	“MetLife” refers to MetLife, Inc., a Delaware corporation, and, where appropriate in context, to one or more of its subsidiaries, or all of them taken as a whole;

•	the term “Separation” refers to the separation of MetLife’s Brighthouse Financial segment from MetLife’s other businesses and the creation of a separate, publicly traded company, Brighthouse, to hold the assets (including the equity interests of certain former MetLife subsidiaries) and liabilities associated with MetLife’s Brighthouse Financial segment from and after the Distribution; and

•	the term “Distribution” refers to the distribution of approximately 80.8% of the shares of Brighthouse common stock outstanding immediately prior to 5:00 p.m. New York City time on August 4, 2017 by MetLife to shareholders of MetLife as of 5:00 p.m. New York City time on July 19, 2017.

MARKET DATA

In this prospectus supplement and the documents incorporated by reference herein, we present certain market and industry data and statistics. This information is based on third-party sources which we believe to be reliable. Market ranking information is generally based on industry surveys, and therefore, the reported rankings reflect the rankings only of those companies who voluntarily participate in these surveys. Accordingly, our market ranking among all competitors may be lower than the market ranking set forth in such surveys. In some cases, we have supplemented these third-party survey rankings with our own information, such as where we believe we know the market ranking of particular companies who do not participate in the surveys.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus supplement are the property of their respective owners. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information discussed or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. To better understand our business and financial position, you should carefully review this entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein.

Our Company

We are a major provider of annuity products and life insurance in the United States through multiple independent distribution channels and marketing arrangements with a diverse network of distribution partners. Our in-force book of products consists of approximately 2.6 million insurance policies and annuity contracts at March 31, 2018, which are organized into three reporting segments:

(i) Annuities, which includes variable, fixed, index-linked and income annuities;

(ii) Life, which includes variable, term, universal and whole life policies; and

(iii) Run-off, which consists of operations related to products which we are not actively selling and which are separately managed.

In addition, the Company reports certain of its results of operations not included in the segments in Corporate & Other.

At March 31, 2018, we had $219.0 billion of total assets with total stockholders’ equity of $13.6 billion, including accumulated other comprehensive income (“AOCI”); approximately $622.0 billion of life insurance face amount in-force and $146.7 billion of annuity assets under management (“AUM”), which we define as our general account investments and our separate account assets.

Prior to the Distribution, the companies that became our subsidiaries were wholly owned by MetLife. Brighthouse Life Insurance Company (together with its subsidiaries and affiliates, “BLIC”), which is our largest operating subsidiary, was formed in November 2014 through the merger of three affiliated life insurance companies and a former offshore, internal reinsurance subsidiary that mainly reinsured guarantees associated with variable annuity products issued by MetLife affiliates. The principal purpose of the merger was to provide increased transparency relative to capital allocation and variable annuity risk management. In order to further our capabilities to market and distribute our products, prior to the Distribution, MetLife contributed to us (i) several entities including Brighthouse Life Insurance Company, New England Life Insurance Company (“NELICO”) and Brighthouse Life Insurance Company of NY; (ii) a licensed broker-dealer; (iii) a licensed investment advisor; and (iv) other entities necessary for the execution of our strategy.

We seek to be a financially disciplined and, over time, cost-competitive product manufacturer with an emphasis on independent distribution. We aim to leverage our large block of in-force life insurance policies and annuity contracts to operate more efficiently. We believe that our strategy of offering a targeted set of products to serve our customers and distribution partners, each of which is intended to produce positive statutory distributable cash flows on an accelerated basis compared to our legacy products, will enhance our ability to invest in our business and distribute cash to our shareholders over time. We also believe that our product strategy of offering a more tailored set of new products and our agreement to outsource a significant portion of our client administration and service processes, is consistent with our focus on reducing our expense structure over time.

Risk management of both our in-force book and our new business to enhance sustained, long-term shareholder value is fundamental to our strategy. Consequently, in writing new business we prioritize the value

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of the new business we write over sales volumes. We assess the value of new products by taking into account the amount and timing of cash flows, the use and cost of capital required to support our financial strength ratings and the cost of risk mitigation. We remain focused on maintaining our strong capital base and we have established a risk management approach that seeks to mitigate the effects of severe market disruptions and other economic events on our business. See “Risk Factors — Risks Related to Our Business — Our variable annuity exposure management strategy may not be effective, may result in net income volatility and may negatively affect our statutory capital,” “— Segments and Corporate & Other — Annuities” and “— Risk Management Strategies — ULSG Market Risk Exposure Management,” each included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”), which has been incorporated by reference into this prospectus supplement.

We believe that general demographic trends in the U.S. population, the increase in under-insured individuals, the potential risk to governmental social safety net programs and the shifting of responsibility for retirement planning and financial security from employers and other institutions to individuals will create opportunities to generate significant demand for our products. We also believe our transition to an independent distribution system will enhance our ability to operate most effectively within the emerging requirements of the Department of Labor fiduciary rule (“Fiduciary Rule”) which sets forth a regulatory framework for the sale of insurance and annuity products to individual retirement accounts and individual retirement annuities (collectively, “IRAs”) and Employee Retirement Income Security Act (“ERISA”) qualified plans, which is a significant market for annuity products. See “Business — Regulation — Department of Labor and ERISA Considerations” in the 2017 Form 10-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends — Regulatory Developments — Department of Labor and ERISA Considerations” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 (the “First Quarter 2018 Form 10-Q”), each of which is incorporated by reference in this prospectus supplement, for a discussion of further developments with respect to the Fiduciary Rule.

Our Competitive Strengths

We believe that our large in-force book of business, strong balance sheet, risk management strategy, experienced management team and focus on expense reduction allow us to capitalize on the attractive market environment and opportunities as we develop and grow our business on an independent basis.

•	Large in-force book of business. We are a major provider of life insurance and annuity products in the United States, with approximately 2.6 million insurance policies and annuity contracts at March 31, 2018. We believe our size and long-standing market presence position us well for potential future growth and margin expansion.

•	Our size provides opportunities to achieve economies of scale, permitting us to spread our fixed general and administrative costs, including expenditures on branding, over a large revenue base, resulting in a competitive expense ratio.

•	Our large policyholder base provides us with an opportunity to leverage underlying data to develop risk and policyholder insights, as well as implement operational best practices, permitting us to effectively differentiate ourselves from our competitors with the design and management of our products.

•	Our in-force book of business was sold by a wide range of distribution partners to whom we continue to pay trail and renewal commissions on the policies and contracts sold by them. For the year ended December 31, 2017, over 1,000 distribution firms or general agencies of our distributors received trail and renewal commissions. We believe this enhances our ability to maintain connectivity and relevance to those distributors.

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•	Strong balance sheet. At March 31, 2018, we had total assets of $219.0 billion; total policyholder liabilities and other policy-related balances, including separate accounts, of $191.5 billion; and total stockholders’ equity of $13.6 billion, including AOCI. We intend to maintain and improve the strong statutory capitalization and financial strength ratings of our insurance subsidiaries, as well as the diversity of invested asset classes.

•	Our insurance subsidiaries had combined statutory total adjusted capital of $6.6 billion as of December 31, 2017 resulting in a combined action level risk based capital in excess of 600% as of such date. As of March 31, 2018, our insurance subsidiaries had combined statutory total adjusted capital of $6.5 billion. We intend to support our variable annuity business with assets consistent with those required at the CTE95 standard (defined as the amount of assets required to satisfy contract holder obligations across market environments in the average of the worst five percent of 1,000 capital market scenarios over the life of the contracts (“CTE95”), consistent with guidelines promulgated by the NAIC). We held approximately $2.7 billion of assets in excess of CTE95 at March 31, 2018 to support our variable annuity book, which would be equivalent to holding assets at greater than a CTE98 standard as of such date (defined as the amount of assets required to satisfy contract holder obligations across market environments in the average of the worst two percent of 1,000 capital market scenarios over the life of the contracts (“CTE98”), consistent with guidelines promulgated by the NAIC).

•	We have strong financial strength ratings from the rating agencies that rate us. Financial strength ratings represent the opinions of the rating agencies regarding the ability of our insurance subsidiaries to meet their financial obligations to policyholders and contract holders and are not designed or intended for use by investors in evaluating our securities.

•	We have a diversified, high quality investment portfolio with $81.0 billion of general account assets at March 31, 2018, comprised of 78% fixed maturity securities, of which 95% were investment grade and 59% were U.S. corporate, government and agency securities.

•	Proven risk management and capital management expertise. We have brought to Brighthouse a strong risk management culture as demonstrated by our product decisions in recent years and our focused risk and capital management strategies for our existing book of business. We believe our insurance subsidiaries are capitalized at a level which is sufficient to maintain our financial strength ratings notwithstanding modest fluctuations in equity markets and interest rates in any given period. Further, over time by increasing the proportion of non-derivative, income-generating invested assets compared to derivative instruments supporting our variable annuity book of business, we believe our capital profile will be stronger and more able to mitigate a broader range of risk exposures.

•	Experienced senior management team with a proven track record of execution including producing cost savings. Our senior management team has an average of over 20 years of insurance industry experience. They have worked together to manage our business and reduce the cost base prior to the Distribution and continue to manage our business as a separate and focused individual life insurance and annuity company. The senior management team has taken significant actions over the last five years, including the following:

•	In 2012, MetLife announced a multi-year $1.0 billion gross expense savings initiative, which was substantially completed in 2015. This management team delivered approximately $200 million of expense savings with respect to MetLife’s former Retail segment under that initiative.

•	The merger of three affiliated life insurance companies and a former offshore, reinsurance company affiliate that mainly reinsured guarantees associated with variable annuity products issued by MetLife affiliates to form our largest operating subsidiary, Brighthouse Life Insurance Company.

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•	The consolidation of MetLife’s former Retail segment in Charlotte, North Carolina, which, in addition to generating expense savings noted above, permitted our management to work together collaboratively at the same geographic location.

•	The sale of MetLife’s former Retail segment’s proprietary distribution channel, MetLife Premier Client Group (“MPCG”), to Massachusetts Mutual Life Insurance Company (“MassMutual”), completing our transition to a more efficient acquisition cost distribution model through independent, third-party channel partners. As part of the sale, MetLife reduced its former Retail segment employee base by approximately 3,900 advisors and over 2,000 support employees. The sale of the proprietary distribution channel has enabled us to pursue a simplified, capital efficient product suite and reduce our fixed expense structure.

•	On July 31, 2016, MetLife entered into a multi-year outsourcing arrangement with Computer Sciences Corporation (now DXC Technology Company (“DXC”)) for the administration of certain in-force policies currently housed on up to 20 systems. Pursuant to this arrangement, at least 13 of such systems will be consolidated down to one. The arrangement provides administrative support for certain MetLife and Brighthouse policies, resulting in a phased net reduction in our overall expenses for maintenance over the next three to five years. Despite the separation of Brighthouse from MetLife, MetLife continues to oversee the transition of the administration of this business to DXC.

•	In December 2017, Brighthouse formalized a second arrangement with DXC for the administration of life and annuities new business and approximately 1.3 million in-force life and annuities contracts. Brighthouse is responsible for overseeing the transition of the administration of this business to DXC. Similar to the first contract, Brighthouse expects to achieve a variable expense structure and a phased net reduction in overall expenses for sales and administration maintenance of these contracts over the next three to five years.

Our Business Strategy

Our objective is to leverage our competitive strengths, to distinguish ourselves in the individual life insurance and annuity markets and over time increase the amount of statutory distributable cash generated by our business. We seek to achieve this by being a focused product manufacturer with an emphasis on independent distribution, while having a competitive expense ratio relative to our competitors. We intend to achieve our goals by executing on the following strategies:

•	Focus on target market segments. We intend to focus our sales and marketing efforts on those specific market segments where we believe we will best be able to sell products capable of producing attractive long-term value to our shareholders.

In 2015, we conducted a survey of 7,000 U.S. customers with the goal of understanding our different market segments. Ultimately, the study revealed seven distinct segments based on both traditional demographic information including socio-economic information and an analysis of customer needs, attitudes and behaviors. Our review of the customer segmentation data resulted in our focusing product design and marketing on the following target customer segments:

•	Secure Seniors. This segment represents approximately 15% of the current U.S. population. Because the customer segments are designed to reflect attitudes and behaviors, in addition to other factors, this segment includes a broad range in age, but is composed primarily of individuals between the ages of 55 to 70 about to retire or already in retirement, of which a majority have investible assets of greater than $500,000. Secure Seniors have higher net worth relative to the other customer segments and exhibit a strong desire to work with financial advisors. The larger share of assets, relative to the other segments, may make Secure Seniors an attractive market for financial security products and solutions.

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•	Middle Aged Strivers. This segment represents approximately 23% of the current U.S. population and is the largest customer segment of those identified by our survey. There is more diversity in this segment compared to the Secure Seniors in terms of amount of investible assets, age, life stage and potential lifetime value to us. The study indicates that these individuals tend to be in the early to later stages of family formation. Almost half of the population in this segment is between the ages of 40 and 55. They are focused on certain core needs, such as paying bills, reducing debt and protecting family wealth. We believe Middle Aged Strivers are an attractive market for protection products and many of these individuals will graduate to wealth and retirement products in their later years.

•	Diverse and Protected. This is the most diverse segment of the population, but is also the smallest constituting only 8% of the current U.S. population. While this segment has lower income and investible assets than Secure Seniors and Middle Aged Strivers, our study indicates that they are active purchasers of insurance products. We believe that a portion of this segment, as they become older and more affluent, may purchase our annuity products in addition to our insurance products.

We believe that these three customer segments represent a significant portion of the market opportunity, and by focusing our product development and marketing efforts to meeting the needs of these segments we will be able to offer a targeted set of products which will benefit our expense ratio thereby increasing our profitability. Our study also indicates that Secure Seniors, Middle Aged Strivers and Diverse and Protected customer segments are open to financial guidance and, accordingly, will be receptive to the products we intend to sell and we can share our insights about these segments to our distribution partners to increase the targeting efficiency of our sales efforts with them.

•	Focused manufacturer, with a simpler product suite designed to meet our customers’ and distributors’ needs. We intend to be financially disciplined in terms of the number of products which we offer and their risk-adjusted return profile, while being responsive to the needs of our customers and distribution partners.

•	We seek to manage our existing book of annuity business to mitigate the effects of severe market downturns and other economic effects on our statutory capital while preserving the ability to benefit from positive changes in equity markets and interest rates through our selection of derivative instruments.

•	We intend to offer products designed to produce statutory distributable cash flows on a more accelerated basis than those of some of our legacy in-force products. We will also focus on offering products which are more capital efficient than our pre-2013 generation of products. Our product design and sales strategies will focus on achieving long-term risk-adjusted distributable cash flows, rather than generating sales volumes or purchasing market share. We believe this approach aligns well with long-term value creation for our shareholders.

•	Our suite of structured annuities consists of products marketed under various names (collectively, “Shield Annuities”) and were introduced to respond to market downturns and consumer demands without compromising our risk-adjusted return hurdles. Shield Annuities provide contract holders with a specified level of market downside protection, sharing the balance of market downside risk with the contract holder, along with offering the contract holder tax-deferred accumulation.

•	Independent distribution with enhanced support and collaboration with key distributors. We believe that the completion of our transition from having both a captive sales force and third-party distributors to that of exclusively leveraging a diverse network of independent distributors will focus our distribution efforts and improve our profitability and capital efficiency.

•	We have proactively chosen to focus on independent distribution, which we believe aligns with our focus on product manufacturing. We believe distributing our products through only the

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independent distribution channel will enhance our ability to control our fixed costs, target our resources more appropriately and increase our profitability because we will be better able to leverage our product development and wholesale distribution capabilities.

•	Since 2001, we have successfully built third-party distribution relationships. Following the sale of MPCG to MassMutual, we are dedicated to supporting and expanding these relationships. We seek to become a leading provider of insurance and annuity products for our leading distribution partners by leveraging our marketing strengths which include customer segmentation, distribution servicing and sales support, as well as, our product management competencies. We believe that our distribution strategy will result in deeper relationships with these distribution partners.

•	As part of our collaborative approach with key distributors to leverage our product design expertise through tailored product arrangements, we launched a fixed index annuity (“FIA”) with MassMutual in July 2017. As part of our relationship with MassMutual, we’ve entered into a joint-wholesaling agreement, aimed at providing MassMutual’s distribution channels, primarily career agency advisors, with easy access to product knowledge coverage.

•	Maintain strong statutory capitalization through an exposure management program intended to be effective across market environments.

•	The principal objective of our exposure management programs is to manage the risk to our statutory capitalization resulting from changes to equity markets and interest rates. This permits us to focus on the management of the long-term statutory distributable cash flow profile of our business and the underlying long-term returns of our product guarantees. See “Risk Management Strategies” in the 2017 Form 10-K, which is incorporated by reference into this prospectus.

•	Our variable annuity exposure management program has four components:

•	We intend to support our variable annuities with assets consistent with those required at a CTE95 standard. At March 31, 2018, we held approximately $2.7 billion of assets in excess of CTE95, which would be equivalent to holding assets at greater than a CTE98 standard as of such date. We believe these excess assets will permit us to absorb modest losses, which may be temporary, from changes in equity markets and interest rates without adversely affecting our financial strength ratings.

•	We will continue to enter into derivative instruments to offset the impact on our statutory capital from more significant changes to equity markets and interest rates.

•	We believe the earnings from our large and seasoned block of in-force business will provide an additional means of increasing and regenerating our statutory capital organically to the extent it may have been eroded due to periodic changes in equity markets and interest rates.

•	We intend to invest a portion of the assets supporting our variable annuity asset requirements in income-generating investments, which we believe will provide an additional means to increase or regenerate our statutory capital.

•	We have a large in-force block of life insurance policies and annuity contracts that we actively manage to improve profitability, prudently minimize exposures, grow cash margins and release capital for shareholders in the medium to long-term.

•	Focus on operating cost and flexibility. A key element of our strategy is to leverage our infrastructure over time to be a lean, flexible, cost-competitive operator.

•

We will continue our focus on reducing our cost base while maintaining strong service levels for our policyholders and contract holders. As part of separating our business processes and systems from MetLife, we are taking a phased approach to re-engineering our processes and

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systems across all functional areas. This phased transition is expected to occur over the coming few years. We are planning on run-rate operating cost reductions as part of this initiative.

•	We have identified and are actively pursuing several initiatives that we expect will make our business less complex, more flexible and better able to adapt to changing market conditions. Consistent with this strategy, MetLife sold MPCG to MassMutual, completing our transition to a more efficient acquisition cost distribution model and reducing its former Retail segment employee base by approximately 5,900 employees.

•	We intend to leverage emerging technology and outsourcing arrangements to become more profitable. Examples of this include our decision to outsource the administration of new business and certain in-force policies to DXC.

The Underwriting and Debt-for-Equity Exchange and Third Party Tender Offer

On May 15, 2018,                      the selling stockholders in the debt-for-equity exchange described below, commenced an offer to purchase (the “tender offers”) as principals for their own account for cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 15, 2018 and the related letter of transmittal, up to $[●] million of aggregate principal amount of certain outstanding indebtedness issued by MetLife. The early tender date for the tender offers was May 29, 2018. The tender offers expired on June 12, 2018 at 11:59 P.M. (New York City time).

In connection with this offering, pursuant to a debt-for-equity exchange agreement to be dated the date of this prospectus supplement, MetLife will exchange shares of Brighthouse common stock for $[●] billion in aggregate principal amount of indebtedness of MetLife that is owned by the selling stockholders. The selling stockholders are                     , who are also the underwriters in this offering. The selling stockholders intend to then sell those shares of common stock for cash pursuant to this offering. The debt-for-equity exchange between MetLife and the selling stockholders will occur on the date of this prospectus supplement. We refer to this exchange between MetLife and the selling stockholders as the “debt-for-equity exchange.” In connection with the execution of the debt-for-equity exchange agreement, we expect that MetLife will assign to the selling stockholders in the debt-for-equity exchange, the registration rights associated with shares of Brighthouse common stock under the registration rights agreement, dated as of August 4, 2017 (the “Registration Rights Agreement”), between us and MetLife, subject to the terms of the Registration Rights Agreement. As a result of the debt-for-equity exchange, MetLife may be deemed to be a selling stockholder in this offering solely for U.S. federal securities law purposes.

The indebtedness of MetLife that is owned by the selling stockholders and available for the debt-for-equity exchange has an aggregate principal amount of $[●] billion. The amount of such indebtedness of MetLife owned by the selling stockholders is sufficient to acquire from MetLife pursuant to the debt-for-equity exchange all of the shares of common stock to be sold in this offering. MetLife has informed us that, subsequent to the completion of the debt-for-equity exchange, the MetLife indebtedness exchanged in such debt-for-equity exchange will be canceled. We do not guarantee, or have any other obligations in respect of, the MetLife indebtedness. See “Underwriting (Conflicts of Interest) — The Debt-for-Equity Exchange.”

Upon completion of the debt-for-equity exchange, MetLife will own approximately [●] shares of our common stock, based on an assumed public offering price of $[●] per share, the last reported sale price of our common stock on the Nasdaq on [●], 2018, representing approximately [●]% of our outstanding common stock.

Our Corporate Information

Brighthouse Financial, Inc. is a holding company incorporated in Delaware on August 1, 2016. Our principal executive office is located at 11225 North Community House Road, Charlotte, North Carolina 28277

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and our telephone number is (980) 365-7100. Our website address is www.brighthousefinancial.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus.

We operate our businesses through a number of direct and indirect subsidiaries. The following organizational chart shows the ownership of our principal subsidiaries immediately prior to the debt-for-equity exchange described in this prospectus supplement:

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THE OFFERING

Common stock offered by the selling stockholders(1)	[●] shares

Common stock to be held by MetLife immediately after the debt-for-equity exchange	[●] shares

Use of proceeds	We will not receive any proceeds from the sale of the common stock in this offering. All of the net proceeds from this offering will be received by the selling stockholders. On the date of this prospectus supplement, the selling stockholders will acquire the common stock being sold in this offering from MetLife in exchange for certain outstanding indebtedness of MetLife. MetLife has informed us that, subsequent to the completion of the debt-for-equity exchange, the MetLife indebtedness exchanged in such debt-for-equity exchange will be canceled. See “Underwriting (Conflicts of Interest) — The Debt-for-Equity Exchange” and “Use of Proceeds.”

Underwriters	.

Selling stockholders	On the date of this prospectus supplement, pursuant to a debt-for-equity exchange agreement to be dated the date of this prospectus supplement, MetLife will exchange all of the shares of our common stock being sold in this offering for certain outstanding indebtedness of MetLife held by the selling stockholders. The selling stockholders intend to then sell these shares for cash pursuant to this offering. No new shares of our common stock will be issued in this offering. As a result of this debt-for-equity exchange, MetLife may be deemed to be a selling stockholder in this offering solely for U.S. federal securities law purposes.

Conflicts of interest	The underwriters will have a “conflict of interest” under Rule 5121(f)(5)(C)(ii) of the FINRA Conduct Rules. See “Underwriting (Conflicts of Interest) — Conflicts of Interest and Relationships.”

Risk factors	For a discussion of risks and uncertainties involved with an investment in our common stock, see “Risk Factors” beginning on page S-10 of this prospectus supplement, beginning on page 4 of the accompanying prospectus, as well as the risk factors and other information contained in our 2017 Form 10-K and our First Quarter 2018 Form 10-Q, which are each incorporated by reference into this prospectus supplement.

Listing	Our common stock is listed on Nasdaq under the symbol “BHF”.

(1)	Based on an assumed public offering price of $[●] per share, the last reported sale price of our common stock on the Nasdaq on [●], 2018.

Unless we indicate otherwise, all information in this prospectus supplement is based on 119,773,106 shares of our common stock outstanding as of May 11, 2018.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully all of the risks described in the section entitled “Risk Factors” beginning on page 4 of the accompanying prospectus, as well as the risk factors and other information contained in our 2017 Form 10-K and our First Quarter 2018 Form 10-Q, which are each incorporated by reference into this prospectus supplement, before making a decision to invest in our common stock. See “Where You Can Find Additional Information” below.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein, and other oral or written statements that we make from time to time may contain information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements using words such as “anticipate,” “estimate,” “expect,” “project,” “may,” “will,” “could,” “intend,” “goal,” “target,” “forecast,” “objective,” “continue,” “aim,” “plan,” “believe” and other words and terms of similar meaning, or that are tied to future periods, in connection with a discussion of future operating or financial performance. In particular, these include, without limitation, statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operating and financial results, as well as statements regarding the expected benefits of the Separation and the recapitalization actions.

Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining the actual future results of Brighthouse. These statements are based on current expectations and the current economic environment and involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others:

•	differences between actual experience and actuarial assumptions and the effectiveness of our actuarial models;

•	higher risk management costs and exposure to increased counterparty risk due to guarantees within certain of our products;

•	the effectiveness of our exposure management strategy and the impact of such strategy on net income volatility and negative effects on our statutory capital;

•	the additional reserves we will be required to hold against our variable annuities as a result of actuarial guidelines;

•	a sustained period of low equity market prices and interest rates that are lower than those we assumed when we issued our variable annuity products;

•	our degree of leverage due to indebtedness incurred in connection with the Separation;

•	the effect adverse capital and credit market conditions may have on our ability to meet liquidity needs and our access to capital;

•	the impact of changes in regulation and in supervisory and enforcement policies on our insurance business or other operations;

•	the effectiveness of our risk management policies and procedures;

•	the availability of reinsurance and the ability of our counterparties to our reinsurance or indemnification arrangements to perform their obligations thereunder;

•	heightened competition, including with respect to service, product features, scale, price, actual or perceived financial strength, claims-paying ratings, credit ratings, e-business capabilities and name recognition;

•	changes in accounting standards, practices and/or policies applicable to us;

•	the ability of our insurance subsidiaries to pay dividends to us, and our ability to pay dividends to our shareholders;

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•	our ability to market and distribute our products through distribution channels;

•	the impact of the Separation on our business and profitability due to MetLife’s strong brand and reputation, the increased costs related to replacing arrangements with MetLife with those of third parties and incremental costs as a public company;

•	any failure of third parties to provide services we need, any failure of the practices and procedures of these third parties and any inability to obtain information or assistance we need from third parties, including MetLife;

•	whether the operational, strategic and other benefits of the Separation can be achieved, and our ability to implement our business strategy;

•	whether all or any portion of the Separation tax consequences are not as expected, leading to material additional taxes or material adverse consequences to tax attributes that impact us;

•	the uncertainty of the outcome of any disputes with MetLife over tax-related or other matters and agreements including the potential of outcomes adverse to us that could cause us to owe MetLife material tax reimbursements or payments or disagreements regarding MetLife’s or our obligations under our other agreements;

•	the impact on our business structure, profitability, cost of capital and flexibility due to restrictions we have agreed to that preserve the tax-free treatment of certain parts of the Separation;

•	the potential material negative tax impact of the Tax Cuts and Jobs Act and other potential future tax legislation that could decrease the value of our tax attributes, lead to increased risk-based capital (“RBC”) requirements and cause other cash expenses, such as reserves, to increase materially and make some of our products less attractive to consumers;

•	whether the Distribution will qualify for non-recognition treatment for U.S. federal income tax purposes and potential indemnification to MetLife if the Distribution does not so qualify;

•	our ability to attract and retain key personnel; and

•	other factors described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

You should read this prospectus supplement and the accompanying prospectus, as well as our 2017 Form 10-K and our First Quarter 2018 Form 10-Q, which are each incorporated by reference herein and therein, completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein or therein are qualified by these cautionary statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

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USE OF PROCEEDS

We will not issue any new shares of our common stock and will not receive any proceeds from the sale of the common stock in this offering. All of the net proceeds from this offering will be received by the selling stockholders. On the date of this prospectus supplement, the selling stockholders will acquire the common stock being sold in this offering from MetLife in exchange for certain outstanding indebtedness of MetLife that is expected to be held by the selling stockholders at such time. See “Underwriting (Conflicts of Interest).”

This offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules. The underwriters will have a “conflict of interest” pursuant to FINRA Rule 5121(f)(5)(C)(ii) by virtue of their role as selling stockholders because all of the net proceeds of this offering will be received by the selling stockholders. As such, the underwriters will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the transaction from the account holder. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA Rule 5121(f)(3), exists.

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MARKET PRICE OF SHARES

Our shares of common stock have been listed and traded on Nasdaq under the symbol “BHF” since July 5, 2017, when they were approved for listing. Our common stock began “regular-way” trading on August 7, 2017, the first trading day after the Distribution. On [●], 2018, the last sale price of our common stock as reported on Nasdaq was $[●] per share. As of May 11, 2018, there were 2,392,253 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these recordholders. The following table sets forth for the periods indicated the high and low closing sales prices per share of our common stock as reported on Nasdaq:

	High		Low
Fiscal Year Ended December 31, 2017:
Third quarter (beginning August 7, 2017)		$62.85		$52.75
Fourth quarter		$63.66		$54.61
Fiscal Year Ended December 31, 2018:
First quarter		$67.46		$51.04
Second quarter (through [●], 2018)	$	[●]	$	[●]

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SELLING STOCKHOLDERS

Except as otherwise indicated, the following table provides information with respect to the beneficial ownership of Brighthouse’s common stock, as of [●], 2018, by MetLife, which as of such date is a beneficial owner of more than 5% of the Company’s outstanding common stock and which may be deemed to be a selling stockholder in this offering, solely for U.S. federal securities law purposes, as a result of the debt-for-equity exchange with the selling stockholders.

The selling stockholders,                             , are offering all of the shares of common stock being sold in this offering. Pursuant to the debt-for-equity exchange agreement to be entered into between MetLife and the selling stockholders as of the date of this prospectus supplement, MetLife will first exchange the shares of common stock to be sold in this offering with the selling stockholders for certain outstanding indebtedness of MetLife owned by the selling stockholders. The selling stockholders intend to then sell the shares for cash pursuant to this offering. The debt-for-equity exchange between MetLife and the selling stockholders will occur on the date of this prospectus supplement. See “Underwriting (Conflicts of Interest) — The Debt-for-Equity Exchange.”

The percentages in the tables below are based on 119,773,106 shares of common stock outstanding as of May 11, 2018. The number and percentage of shares of common stock beneficially owned by MetLife after the debt-for-equity exchange and offering, as set forth in the table below, assumes a public offering price of $[●] per share, the last reported sale price of Brighthouse’s common stock on the Nasdaq on [●], 2018.

	Number of shares of common stock beneficially owned		Percentage of shares of common stock beneficially owned
Name and address of beneficial owner	Before debt- for-equity exchange and offering	After debt- for-equity exchange and offering	Before debt- for-equity exchange and offering	After debt- for-equity exchange and offering
MetLife, Inc. 200 Park Avenue New York, NY 10166	23,155,117	[●]	19.3%	[●]

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase such common stock pursuant to this offering and hold such common stock as a capital asset. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift, Medicare contribution or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business in the United States; or

•	a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) with respect to a share of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such share of our common stock, and then as capital gain (which will be treated in the manner described below under “— Sale, Exchange or Other Disposition

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of Common Stock”). Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Each Non-U.S. Holder should consult its own tax advisor regarding U.S. federal withholding tax on distributions, including such Non-U.S. Holder’s eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “— FATCA Withholding” and “— Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

(i)	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);

(ii)	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

(iii)	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we presently are not, and we do not presently anticipate that we will become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “— FATCA Withholding” and “— Information Reporting and Backup Withholding.”

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FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock and (ii) on or after January 1, 2019, gross proceeds from the sale or other disposition of our common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States (an “FFI Agreement”) or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”) to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity). If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such payments generally will be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or of a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

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Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

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UNDERWRITING (CONFLICTS OF INTEREST)

The common stock described in this prospectus supplement is being offered through                             , who are the underwriters of this offering. We, the selling stockholders and the underwriters will enter into an underwriting agreement, dated the date of this prospectus supplement. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters for cash, and the underwriters have agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Total

The underwriters are committed to purchase all of the shares of the common stock offered by the selling stockholders if they purchase any shares. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters propose to offer the common stock directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $         per share. If all of the shares of common stock have not been sold at the public offering price, the offering price and other selling terms may be changed by the underwriters.

The public offering of the common stock will be made in the United States. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting discounts and commissions are $         per share. The following table shows the per-share and total underwriting paid to the underwriters by the selling stockholders.

Per Share	$
Total(1)	$

(1)	The selling stockholders will acquire the total number of shares being sold in this offering from MetLife in the debt-for-equity exchange. The pricing with respect to the debt-for-equity exchange will (i) be negotiated at arm’s length, (ii) involve a fixed dollar amount and (iii) not contain any variable component. See “—The Debt-for-Equity Exchange.”

We estimate that the total expenses of this offering, including registration fees, printing fees, and legal and accounting expenses, but excluding the underwriting discount, will be approximately $[●] million. MetLife will bear all reasonable, out-of-pocket fees and expenses in connection with this offering incurred prior to the time it transfers the shares of our common stock to the selling stockholders pursuant to the debt-for-equity exchange agreement and the selling stockholders will bear all reasonable, out-of-pocket fees and expenses in connection with this offering thereafter.

Each of us, our directors, our executive officers and MetLife has agreed that, for [●] days after the date of this prospectus supplement, we and they will not, subject to certain exceptions, directly or indirectly (i) offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any other equity or equity-linked securities of, or any securities convertible into or exercisable or exchangeable for shares of our common stock or any other equity or equity-linked securities of,

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the company (collectively, “Brighthouse Subject Securities”), (ii) publicly disclose or, in the case of Brighthouse and its directors and officers, engage in discussions concerning the intention to make any such offer, pledge, issuance, sale or disposition with respect to, or, in the case of Brighthouse, filing of any registration statement under the Securities Act relating to, the Brighthouse Subject Securities, (iii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Brighthouse Subject Securities or (iv) file with the SEC or cause to become effective any registration statement under the Securities Act relating to, or, in the case of only MetLife, make any demand for or exercise any right with respect to the registration with the SEC of, any Brighthouse Subject Securities, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any Brighthouse Subject Securities, in cash or otherwise, without the prior written consent of                     .

Notwithstanding the above, the lock-up agreement applicable to Brighthouse will not apply to (A) the shares of our common stock to be sold pursuant to this offering, (B) the issuance by Brighthouse of any Brighthouse Subject Securities upon the exercise of any option, outstanding on the date hereof under Brighthouse’s existing equity incentive plans, or the vesting of any previously issued restricted stock, restricted stock units or performance stock units outstanding on the date of this prospectus supplement under Brighthouse’s existing equity incentive plans, (C) the grant of stock options, stock, restricted stock units or performance stock units pursuant to Brighthouse’s existing equity incentive plans in effect on the date of this prospectus supplement, (D) the filing of one or more registration statements with the SEC with respect to any Brighthouse Subject Securities issued or issuable under any of Brighthouse’s existing equity incentive plans in effect on the date hereof or (E) the sale of shares of Brighthouse common stock by insurance company separate accounts managed by Brighthouse Life Insurance Company or any of Brighthouse’s other affiliates in accordance with a passive indexing strategy.

The lock-up agreement applicable to MetLife will not apply to, among other things, (A) the shares of Brighthouse common stock to be exchanged by MetLife with the selling stockholders in connection with the debt-for-equity exchange described herein, (B) the delivery of demand notices and exercise of registration rights by MetLife with respect to the registration of shares of Brighthouse Subject Securities pursuant to the registration rights agreement between us and MetLife and (C) the sale of shares of Brighthouse common stock by insurance company separate accounts managed by Metropolitan Life Insurance Company or any of MetLife’s other affiliates in accordance with a passive indexing strategy.

Notwithstanding the above, the lock-up agreement applicable to our directors and executive officers will not apply to (A) transfers of shares of our common stock as bona fide gifts; (B) certain transfers either during the holder’s lifetime or on death by will or intestacy or to a trust; (C) transfers by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; (D) the exercise of any option to purchase shares of our common stock or the vesting of any restricted stock unit or performance share unit in accordance with its terms, provided that securities received upon such exercise or vesting will be subject to the terms of the lock-up agreement; (E) the forfeiture of shares of our common stock to satisfy any income, employment or social security tax withholding and remittance obligations in connection with the vesting during the “lock-up” period of restricted stock units or performance share units; (F) the establishment of a trading plan complying with Rule 10b5-1 under the Exchange Act for the sale or transfer of shares, provided that such plan does not provide for the sale or transfer of shares of our common stock during the “lock-up” period; or (G) sales of our common stock pursuant to any trading plan complying with Rule 10b5-1 under the Exchange Act entered into by the holder prior to the date of this prospectus supplement or pursuant to any amendment or replacement of any such plan, so long as the number of shares subject to such original plan is not increased, subject, in the each of cases (A) through (G) above, to certain conditions.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the Nasdaq under the symbol “BHF”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling shares of common stock in the open market for the purpose of

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preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of common stock than it is required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the common stock.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Conflicts of Interest and Relationships

This offering is being conducted in accordance with the applicable provisions of Rule 5121 of the FINRA Conduct Rules. The underwriters will have a “conflict of interest” pursuant to FINRA Rule 5121(f)(5)(C)(ii) by virtue of their role as selling stockholders because all of the net proceeds of this offering will be received by the selling stockholders. As such, the underwriters will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the transaction from the account holder. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the offering is of a class of equity securities for which a “bona fide public market,” as defined by FINRA Rule 5121(f)(3), exists.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have provided in the past to the company, MetLife and their respective affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, MetLife and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The Debt-for-Equity Exchange

MetLife and the selling stockholders will enter into a debt-for-equity exchange agreement as of the date of this prospectus supplement. The selling stockholders are                             , who are also the underwriters in this offering. Under the debt-for-equity exchange agreement, on the date of this prospectus supplement, MetLife will exchange the shares of common stock to be sold in this offering for certain outstanding indebtedness of MetLife held by the selling stockholders. The selling stockholders intend to then sell those shares for cash pursuant to this offering.

The indebtedness of MetLife that is owned by the selling stockholders and available for use in the debt-for-equity exchange has an aggregate principal amount of $[●]. The amount of such indebtedness of

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MetLife owned by the selling stockholders is sufficient to acquire from MetLife pursuant to the debt-for-equity exchange all of the shares of common stock to be sold in this offering. The pricing with respect to the debt-for-equity exchange will (i) be negotiated at arm’s length, (ii) involve a fixed dollar amount and (iii) not contain any variable component. The selling stockholders will acquire and sell the shares as principal for their own accounts, rather than on MetLife’s behalf. Under the debt-for-equity exchange agreement described above, the selling stockholders will become the owners of our shares of common stock they acquire in the debt-for-equity exchange as of the date of this prospectus supplement. The selling stockholders, and not Brighthouse or MetLife, will receive the net proceeds from the sale of the shares in this offering.

Under U.S. federal securities laws, the selling stockholders will be deemed to be the underwriters with respect to any shares of common stock that they acquire in the debt-for-equity exchange and sell in this offering; however, references to the underwriters in this prospectus supplement refer only to the underwriters listed in the first paragraph of this “Underwriting (Conflicts of Interest)” section. MetLife may be deemed to be a selling stockholder solely for U.S. federal securities law purposes with respect to any shares of common stock that the selling stockholders acquire from MetLife in the debt-for-equity exchange and sell in this offering.

The selling stockholders will pay their own expenses and discounts in connection with the shares acquired by them in the debt-for-equity exchange.

Selling Restrictions

General

Other than in the United States, no action has been taken by us, MetLife, the selling shareholders or the underwriters that would permit a public offering of the shares offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The shares offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

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In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Australia

This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section

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707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

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(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore

Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), “BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

China

This document does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

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Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus supplement is subject to Malaysian laws. This prospectus supplement does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

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South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i	the offer, transfer, sale, renunciation or delivery is to:

(a) persons whose ordinary business is to deal in securities, as principal or agent;

(b) the South African Public Investment Corporation;

(c) persons or entities regulated by the Reserve Bank of South Africa;

(d) authorised financial service providers under South African law;

(e) financial institutions recognised as such under South African law;

(f) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g) any combination of the person in (a) to (f); or

ii	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

No South African residents or offshore subsidiary of a South African resident may subscribe for or purchase any of the shares or beneficially own or hold any of the shares unless specific approval has been obtained from the financial surveillance department of the South African Reserve Bank (the “SARB”) by such persons or such subscription, purchase or beneficial holding or ownership is otherwise permitted under the South African Exchange Control Regulations or the rulings promulgated thereunder (including, without limitation, the rulings issued by the SARB providing for foreign investment allowances applicable to persons who are residents of South Africa under the applicable exchange control laws of South Africa).

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VALIDITY OF COMMON STOCK

Debevoise & Plimpton LLP, New York, New York will pass upon the validity of the shares of common stock offered in this offering. Debevoise & Plimpton LLP has from time to time acted as counsel for MetLife and may do so in the future. The validity of the shares of common stock offered in this offering will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The financial statements, and the related financial statement schedules, incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus supplement and any accompanying prospectus are part of a registration statement that we filed with the SEC and do not contain all the information set forth in the registration statement and the exhibits thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein or therein as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement or the documents incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying prospectus, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement and the documents incorporated or deemed to be incorporated by reference therein, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. Information contained on or connected to any website referenced in this prospectus supplement is not incorporated into this prospectus supplement or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Brighthouse is required to file periodic reports, proxy statements and other information with the SEC in accordance with the Exchange Act. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. You may request a copy of any of our filings with the SEC at no cost by writing or telephoning us at the following address:

Investor Relations

Brighthouse Financial, Inc.

11225 North Community House Road

Charlotte, North Carolina 28277

Phone: (980) 365-7100

Email: Investor.relations@brighthousefinancial.com

Information contained on any website referenced in this prospectus supplement is not incorporated by reference in this prospectus supplement.

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No person is authorized by us to give any information or to make any representations other than those contained in this prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. The delivery of this prospectus supplement or any distribution of securities made hereunder shall not imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The documents incorporated by reference into this prospectus supplement contain important information that you should read about us. The following documents are incorporated by reference into this prospectus supplement:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 16, 2018;

•	Our Proxy Statement on Schedule 14A, filed with the SEC on April 10, 2018, as supplemented on May 8, 2018;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on May 9, 2018; and

•	Our Current Report[s] on Form 8-K filed with the SEC on [●], 2018.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that such statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

The documents incorporated by reference into this prospectus supplement are also available on our corporate website at http://investor.brighthousefinancial.com/investor-relations under the heading “Financial Information” and the sub-heading “SEC Filings.” Information contained on, or that can be accessed through, our website is not part of this prospectus supplement, and you should not consider information on our website to be part of this report unless specifically incorporated herein by reference. You may obtain copies of any or all of the documents incorporated by reference in this prospectus supplement from us free of charge by requesting them in writing or by telephone at the following address:

11225 North Community House Road

Charlotte, North Carolina 28277

(980) 365-7100

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Common Stock

PROSPECTUS SUPPLEMENT

                    , 2018

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

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Subject to Completion, dated May 15, 2018

Up to 23,155,117 Shares

Brighthouse Financial, Inc.

Common Stock

The selling stockholder identified in this prospectus may offer, from time to time, up to 23,155,117 shares of our common stock, par value $0.01 per share (“common stock”). We are registering such shares under the terms of a registration rights agreement between us and MetLife, Inc. (the “selling stockholder”). We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

Our common stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BHF”. On [●], 2018, the closing price of our common stock as reported on Nasdaq was $[●] per share.

At the time the selling stockholder offers shares registered by this prospectus, we will provide a prospectus supplement, if required, that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors ” beginning on page 4 and any risk factors described in any accompanying prospectus supplement, as well as the risk factors and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which are each incorporated by reference into this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2018

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholder may, from time to time, offer and sell, in one or more offerings, shares of our common stock.

At the time the selling stockholder offers shares of our common stock registered by this prospectus, if required, we will provide a prospectus supplement that will contain specific information about the terms of the offering and that may add to or update the information in this prospectus or incorporated by reference in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read this prospectus, the information incorporated by reference into this prospectus and any applicable prospectus supplement as well as any post-effective amendments to the registration statement of which this prospectus forms a part before you make any investment decision.

The rules of the SEC allow us to incorporate information by reference into this prospectus. This information incorporated by reference is considered to be part of this prospectus. See “Incorporation of Certain Information by Reference.” You should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

We are responsible for the information incorporated by reference or contained in this prospectus, any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the selling stockholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC and we take no responsibility for any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, operating results or financial condition may have changed since such date.

CERTAIN IMPORTANT INFORMATION

We use the following terms in this prospectus:

•	“Brighthouse,” “the Company,” “we,” “our” and “us” refer to Brighthouse Financial, Inc., a Delaware corporation, and, where appropriate in context, to one or more of its subsidiaries, or all of them taken as a whole, unless the context refers to Brighthouse Financial, Inc. as a corporate entity;

•	“MetLife” refers to MetLife, Inc., a Delaware corporation, and, where appropriate in context, to one or more of its subsidiaries, or all of them taken as a whole;

•	the term “Separation” refers to the separation of MetLife’s Brighthouse Financial segment from MetLife’s other businesses and the creation of a separate, publicly traded company, Brighthouse, to hold the assets (including the equity interests of certain former MetLife subsidiaries) and liabilities associated with MetLife’s Brighthouse Financial segment from and after the Distribution; and

•	the term “Distribution” refers to the distribution of approximately 80.8% of the shares of Brighthouse common stock outstanding immediately prior to 5:00 p.m. New York City time on August 4, 2017 by MetLife to shareholders of MetLife as of 5:00 p.m. New York City time on July 19, 2017.

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MARKET DATA

In this prospectus, any accompanying prospectus supplement and the documents incorporated by reference into this prospectus, we present certain market and industry data and statistics. This information is based on third-party sources which we believe to be reliable. Market ranking information is generally based on industry surveys and therefore the reported rankings reflect the rankings only of those companies who voluntarily participate in these surveys. Accordingly, our market ranking among all competitors may be lower than the market ranking set forth in such surveys. In some cases, we have supplemented these third-party survey rankings with our own information, such as where we believe we know the market ranking of particular companies who do not participate in the surveys.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference into this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference into this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus, any accompanying prospectus supplement, and the documents incorporated by reference in this prospectus.

Our Company

We are a major provider of annuity products and life insurance in the United States through multiple independent distribution channels and marketing arrangements with a diverse network of distribution partners. Our in-force book of products consists of approximately 2.6 million insurance policies and annuity contracts at March 31, 2018, which are organized into three reporting segments:

(i) Annuities, which includes variable, fixed, index-linked and income annuities;

(ii) Life, which includes variable, term, universal and whole life policies; and

(iii) Run-off, which consists of operations related to products which we are not actively selling and which are separately managed.

In addition, the Company reports certain of its results of operations not included in the segments in Corporate & Other.

At March 31, 2018, we had $219.0 billion of total assets with total stockholders’ equity of $13.6 billion, including accumulated other comprehensive income (“AOCI”); approximately $622.0 billion of life insurance face amount in-force and $146.7 billion of annuity assets under management (“AUM”), which we define as our general account investments and our separate account assets. See “Business” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”), which has been incorporated by reference into this prospectus, for additional information.

Our Corporate Information

Brighthouse Financial, Inc. is a holding company incorporated in Delaware on August 1, 2016. Our principal executive office is located at 11225 North Community House Road, Charlotte, North Carolina 28277 and our telephone number is (980) 365-7100. Our website address is www.brighthousefinancial.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

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We operate our businesses through a number of direct and indirect subsidiaries. The following organizational chart shows the ownership of our principal subsidiaries:

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THE OFFERING

Common stock offered by the selling stockholder	Up to 23,155,117 shares of our common stock

Use of proceeds	All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale. See “Use of Proceeds.”

Selling stockholder	MetLife, Inc., or as otherwise indicated herein or in any prospectus supplement. See “Selling Stockholder.”

Plan of distribution	The selling stockholder may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholder may sell shares through agents it selects or through underwriters and dealers it selects. The selling stockholder also may sell shares directly to investors. If the selling stockholder uses agents, underwriters or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement. See “Plan of Distribution.”

Risk factors	For a discussion of risks and uncertainties involved with an investment in our common stock, see “Risk Factors” beginning on page 4 and any risk factors described in any accompanying prospectus supplement, as well as the risk factors and other information contained in our 2017 Form 10-K and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 (the “First Quarter 2018 Form 10-Q”), which are each incorporated by reference into this prospectus.

Listing	Our common stock is listed on Nasdaq under the symbol “BHF”.

Unless we indicate otherwise, all information in this prospectus is based on 119,773,106 shares of our common stock outstanding as of May 11, 2018.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully all of the risks described under “Risk Factors” below, as well the risk factors and other information contained in this prospectus, any prospectus supplement, and our 2017 Form 10-K and our First Quarter 2018 Form 10-Q, which are each incorporated by reference herein, before making a decision to invest in our common stock. See “Where You Can Find Additional Information” below.

Risks Relating to Our Common Stock

Our stock price may fluctuate significantly

We cannot predict the prices at which our common stock may trade. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	failure to meet any targets given by us or any change in any targets given by us, or changes by us to our targets practices;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the insurance industry;

•	speculation in the press or investment community;

•	our business profile, dividend policy or market capitalization;

•	actions by institutional stockholders and other large stockholders (including MetLife), including future sales of our common stock;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws, rules and regulations, including insurance laws and regulations, affecting our business;

•	changes in our customers’ preferences;

•	changes in capital gains taxes and taxes on dividends affecting shareholders;

•	epidemic disease, “Acts of God,” war and terrorist acts;

•	failure to properly administer or pay claims;

•	additions or departures of key personnel; and

•	general economic conditions and other external factors.

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Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could also adversely affect the trading price of our common stock.

We do not anticipate declaring or paying regular dividends on our common stock in the near term, and our indebtedness could limit our ability to pay dividends on our common stock

We do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. We currently intend to use our future earnings, if any, to pay debt obligations, to fund our growth, to develop our business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock in the near term, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have received their shares. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of our Board of Directors (the “Board”) and the payment of any future dividends or other distributions of capital will depend on many factors, including our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our Board deems relevant in making such a determination. In addition, the terms of the agreements governing the debt we incurred, or debt that we may incur, may limit or prohibit the payment of dividends. For more information, see “Dividend Policy.” There can be no assurance that we will establish a dividend policy or pay dividends in the future or continue to pay any dividend if we do commence paying dividends pursuant to a dividend policy or otherwise.

The selling stockholder owns 23,155,117 shares of our common stock. We are registering such shares on a registration statement on Form S-1, of which this prospectus forms a part, under the terms of a registration rights agreement between us and the selling stockholder. The sale of such shares in one or more offerings or any other future sales may cause our stock price to decline

Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with this offering or otherwise, may cause the market price of our common stock to decline. Upon completion of the offering, we will continue to have an aggregate of approximately 119.8 million shares of our common stock issued and outstanding. Shares will generally be freely tradeable without restriction or further registration under the Securities Act, except for shares owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. Shares held by “affiliates” may be sold in the public market if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act which is summarized under “Shares Eligible for Future Sale — Rule 144.” Further, we plan to file one or more registration statements to cover the shares issuable under our equity-based benefit plans.

The selling stockholder owns 23,155,117 shares of our common stock. Upon the Separation, MetLife informed us that it intends to ultimately dispose of its remaining ownership interest in Brighthouse as soon as practicable following the Distribution, but in no event later than five years after the Distribution. MetLife has subsequently announced that, subject to market conditions and regulatory approval, it currently intends to divest of its remaining ownership interest during 2018 through one or more transactions, including an exchange offer for MetLife common stock, a direct sale of our shares held by MetLife, or an exchange offer for MetLife debt securities. See “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Registration Rights Agreement” in our 2017 Form 10-K incorporated by reference into this prospectus. We are registering on a registration statement on Form S-1, of which this prospectus forms a part, such shares under the terms of a registration rights agreement, dated as of August 4, 2017, between us and the selling stockholder (the “Registration Rights Agreement”). Any disposition by MetLife of our common stock in the public market in one or more offerings, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

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We also have a large shareholder base of former MetLife policyholder trust beneficiaries, and it is not possible to predict whether or not those shareholders will wish to sell their shares of our common stock. The sales of significant amounts of shares our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our current or former directors, officers or stockholders

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our current or former directors, officers or stockholders, (iii) action asserting a claim arising out of or pursuant to the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or any of our current or former directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our results of operations and financial condition.

Your percentage ownership in Brighthouse may be diluted in the future

Your percentage ownership in Brighthouse may be diluted in the future because of equity awards that we expect to grant to our directors, officers and employees. We have approved equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future or for currently unanticipated future development or unforeseen circumstances, given uncertainties related to our business.

State insurance laws and Delaware corporate law may prevent or delay an acquisition of us, which could decrease the trading price of our common stock

State laws may delay, deter, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For example, such laws may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context.

The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination involving the Company. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if our Board decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our insurance subsidiaries. In addition, the Investment Company Act of 1940, as amended, may require approval by the contract owners of our variable contracts in order to effectuate a change of control of any affiliated investment advisor to a mutual fund underlying our variable contracts, including Brighthouse Investment Advisers, LLC, formerly known as MetLife Advisers LLC. Further, Financial Industry

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Regulatory Authority (“FINRA”) approval would be necessary for a change of control of any broker-dealer that is a direct or indirect subsidiary of Brighthouse.

Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, including, among other things, mergers, consolidations or acquisitions of additional shares of our capital stock, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons who, together with affiliates, own, or did own within three years prior to the determination of interested stockholder status, 15% or more of the outstanding voting stock of a corporation.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws may prevent or delay an acquisition of us, which could decrease the trading price of our common stock

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids to encourage prospective acquirers to negotiate with our Board rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our Board to issue preferred stock without stockholder approval;

•	the ability of our remaining directors to fill vacancies and newly created directorships on our Board;

•	the division of our Board into classes of directors until such times as all directors are elected annually commencing at the Company’s 2020 annual meeting of stockholders;

•	the inability of our stockholders to remove directors other than for cause while the Board is classified; and

•	the requirement that the affirmative vote of holders of at least two-thirds of our outstanding voting stock is required to amend certain provisions of our amended and restated certificate of incorporation and to amend our amended and restated bylaws.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in the best interests of Brighthouse and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. For additional tax considerations, see “Risk Factors — Risks Related to Our Separation from, and Continuing Relationship with, MetLife — We have agreed to numerous restrictions to preserve the non-recognition treatment of the transactions, which may reduce our strategic and operating flexibility” in our 2017 Form 10-K incorporated by reference into this prospectus.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement, the documents incorporated by reference into this prospectus, and other written or oral statements that we make from time to time may contain information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements using words such as “anticipate,” “estimate,” “expect,” “project,” “may,” “will,” “could,” “intend,” “goal,” “target,” “forecast,” “objective,” “continue,” “aim,” “plan,” “believe” and other words and terms of similar meaning, or that are tied to future periods, in connection with a discussion of future operating or financial performance. In particular, these include, without limitation, statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operating and financial results, as well as statements regarding the expected benefits of the Separation and the recapitalization actions.

Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining the actual future results of Brighthouse. These statements are based on current expectations and the current economic environment and involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others:

•	differences between actual experience and actuarial assumptions and the effectiveness of our actuarial models;

•	higher risk management costs and exposure to increased counterparty risk due to guarantees within certain of our products;

•	the effectiveness of our exposure management strategy and the impact of such strategy on net income volatility and negative effects on our statutory capital;

•	the additional reserves we will be required to hold against our variable annuities as a result of actuarial guidelines;

•	a sustained period of low equity market prices and interest rates that are lower than those we assumed when we issued our variable annuity products;

•	our degree of leverage due to indebtedness incurred in connection with the Separation;

•	the effect adverse capital and credit market conditions may have on our ability to meet liquidity needs and our access to capital;

•	the impact of changes in regulation and in supervisory and enforcement policies on our insurance business or other operations;

•	the effectiveness of our risk management policies and procedures;

•	the availability of reinsurance and the ability of our counterparties to our reinsurance or indemnification arrangements to perform their obligations thereunder;

•	heightened competition, including with respect to service, product features, scale, price, actual or perceived financial strength, claims-paying ratings, credit ratings, e-business capabilities and name recognition;

•	changes in accounting standards, practices and/or policies applicable to us;

•	the ability of our insurance subsidiaries to pay dividends to us, and our ability to pay dividends to our shareholders;

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•	our ability to market and distribute our products through distribution channels;

•	the impact of the Separation on our business and profitability due to MetLife’s strong brand and reputation, the increased costs related to replacing arrangements with MetLife with those of third parties and incremental costs as a public company;

•	any failure of third parties to provide services we need, any failure of the practices and procedures of these third parties and any inability to obtain information or assistance we need from third parties, including MetLife;

•	whether the operational, strategic and other benefits of the Separation can be achieved, and our ability to implement our business strategy;

•	whether all or any portion of the Separation tax consequences are not as expected, leading to material additional taxes or material adverse consequences to tax attributes that impact us;

•	the uncertainty of the outcome of any disputes with MetLife over tax-related or other matters and agreements including the potential of outcomes adverse to us that could cause us to owe MetLife material tax reimbursements or payments or disagreements regarding MetLife’s or our obligations under our other agreements;

•	the impact on our business structure, profitability, cost of capital and flexibility due to restrictions we have agreed to that preserve the tax-free treatment of certain parts of the Separation;

•	changes to the timing of the subsequent disposal of the equity retained by MetLife;

•	the potential material negative tax impact of the Tax Cuts and Jobs Act and other potential future tax legislation that could decrease the value of our tax attributes, lead to increased risk-based capital (“RBC”) requirements and cause other cash expenses, such as reserves, to increase materially and make some of our products less attractive to consumers;

•	whether the Distribution will qualify for non-recognition treatment for U.S. federal income tax purposes and potential indemnification to MetLife if the Distribution does not so qualify;

•	our ability to attract and retain key personnel; and

•	other factors described in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference in this prospectus.

You should read this prospectus, and any accompanying prospectus supplement, as well as our 2017 Form 10-K and our First Quarter 2018 Form 10-Q, which are each incorporated by reference herein, completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus, any accompanying prospectus supplement and the documents incorporated or deemed to be incorporated by reference herein or therein are qualified by these cautionary statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

USE OF PROCEEDS

All shares of our common stock sold pursuant to this prospectus will be offered and sold by the selling stockholder. We will not receive any proceeds from such sale.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

MARKET PRICE OF SHARES

Our shares of common stock have been listed and traded on Nasdaq under the symbol “BHF” since July 5, 2017, when they were approved for listing. Our common stock began “regular-way” trading on August 7, 2017, the first trading day after the Distribution. On [●], 2018, the last sale price of our common stock as reported on Nasdaq was $[●] per share. As of May 11, 2018, there were 2,392,253 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these recordholders. The following table sets forth for the periods indicated the high and low closing sales prices per share of our common stock as reported on Nasdaq:

	High		Low
Fiscal Year Ended December 31, 2017:
Third quarter (beginning August 7, 2017)		$62.85		$52.75
Fourth quarter		$63.66		$54.61
Fiscal Year Ended December 31, 2018:
First quarter		$67.46		$51.04
Second quarter (through [●], 2018)	$	[●]	$	[●]

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

DIVIDEND POLICY

We do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of our Board and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our Board deems relevant in making such a determination. In addition, the terms of the agreements governing the debt we have incurred or may incur may limit or prohibit the payment of dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends or other distributions of capital.

Delaware law requires that dividends be paid only out of “surplus,” which is defined as the fair market value of our net assets, minus our stated capital; or out of the current or the immediately preceding year’s earnings. We are a holding company, and we have no direct operations. All of our business operations are conducted through our subsidiaries. The states in which our insurance subsidiaries are domiciled impose certain restrictions on our insurance subsidiaries’ ability to pay dividends to us. These restrictions are based in part on the prior year’s statutory income and surplus. Such restrictions, or any future restrictions adopted by the states in which our insurance subsidiaries are domiciled, could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to us by our subsidiaries without affirmative approval of state regulatory authorities. For more details, see “Risk Factors — Capital-Related Risks — As a holding company, Brighthouse Financial, Inc. depends on the ability of its subsidiaries to pay dividends,” “Risk Factors —Risks Relating to Our Common Stock — We do not anticipate declaring or paying regular dividends or making other distributions on our common stock in the near term,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Capital — Restrictions on Dividends and Returns of Capital from Insurance Company Subsidiaries” and “Regulation — Insurance Regulation — Holding Company Regulation” in our 2017 Form 10-K incorporated by reference into this prospectus.

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SELECTED FINANCIAL DATA

The following tables set forth selected historical financial data for Brighthouse Financial, Inc. and its subsidiaries (formerly, the “MetLife U.S. Retail Separation Business”). The selected financial information as of March 31, 2018, and for the three months ended March 31, 2018 and 2017, have been derived from the unaudited Interim Condensed and Combined Financial Statements of Brighthouse Financial, Inc. included in the First Quarter 2018 Form 10-Q incorporated by reference into this prospectus. The statement of operations data for the years ended December 31, 2017, 2016 and 2015, and the balance sheet data at December 31, 2017 and 2016, have been derived from the audited Consolidated and Combined Financial Statements of Brighthouse Financial, Inc. included in our 2017 Form 10-K incorporated by reference into this prospectus. The statement of operations data for the years ended December 31, 2014 and 2013, and the balance sheet data at December 31, 2015 and 2014, have been derived from the audited Consolidated and Combined Financial Statements of the MetLife U.S. Retail Separation Business not included herein. The balance sheet data at December 31, 2013 has been derived from the unaudited Consolidated and Combined Financial Statements of the MetLife U.S. Retail Separation Business not included herein.

The selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“Management’s Discussion and Analysis”) and the financial statements and the related notes incorporated by reference herein. The following statement of operations and balance sheet data have been prepared in conformity with GAAP. The historical results presented below are not necessarily indicative of the financial results to be achieved in future periods, or what the financial results would have been had Brighthouse Financial, Inc. or the MetLife U.S. Retail Separation Business been a separate publicly traded company during the periods presented.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(In millions, except per share)
Statement of Operations Data
Total revenues	$1,815	$965	$6,842	$3,018	$8,891	$9,448	$8,788
Premiums	229	176	863	1,222	1,679	1,500	1,018
Universal life and investment-type product policy fees	1,002	953	3,898	3,782	4,010	4,335	4,255
Net investment income	817	782	3,078	3,207	3,099	3,090	3,366
Other revenue	105	74	651	736	422	535	616
Net investment gains (losses)	(4)	(55)	(28)	(78)	7	(435)	7
Net derivative gains (losses) (1)	(334)	(965)	(1,620)	(5,851)	(326)	423	(474)

Total expenses	$1,928	$1,555	$7,457	$7,723	$7,429	$7,920	$7,424
Policyholder benefits and claims	738	864	3,636	3,903	3,269	3,334	3,647
Interest credited to policyholder account balances	267	275	1,111	1,165	1,259	1,278	1,376
Amortization of DAC and VOBA	305	(148)	227	371	781	1,109	123
Other expenses	618	564	2,483	2,284	2,120	2,199	2,278
Income (loss) before provision for income tax	$(113)	$(590)	$(615)	$(4,705)	$1,462	$1,528	$1,364
Net income (loss)	$(65)	$(349)	$(378)	$(2,939)	$1,119	$1,159	$1,031
Less: Net income (loss) attributable to noncontrolling interests	2	0	0	0	0	0	0
Net income (loss) available to Brighthouse Financial, Inc.’s common shareholders	$(67)	$(349)	$(378)	$(2,939)	$1,119	$1,159	$1,031

Earnings per common share:
Basic	$(.56)	$(2.91)	$(3.16)	$(24.54)	$9.34	$9.68	$8.61

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	March 31, 2018	December 31,
		2017	2016	2015	2014	2013
				(In millions)
Balance Sheet Data
Total assets	$218,997	$224,192	$221,930	$226,725	$231,620	$235,200
Total investments and cash and cash equivalents	82,937	84,195	85,860	85,199	81,141	84,644
Separate account assets	114,385	118,257	113,043	114,447	122,922	124,438
Long-term financing obligations:
Debt (2)	$3,609	$3,612	$810	$836	$928	$2,326
Reserve financing debt (3)	—	—	1,100	1,100	1,100	1,100
Collateral financing arrangement (4)	—	—	2,797	2,797	2,797	2,797
Policyholder liabilities (5)	$77,154	$77,384	$73,943	$71,881	$69,992	$74,751
Variable annuities liabilities:
Future policy benefits	$4,260	$4,148	$3,562	$2,937	$2,346	$1,950
Policyholder account balances	$12,737	12,479	11,517	7,379	5,781	4,358
Other policy-related balances	94	96	89	99	104	210
Non-variable annuities liabilities:
Future policy benefits	$31,963	$32,468	$29,810	$28,266	$27,296	$29,711
Policyholder account balances	25,203	25,304	26,009	30,142	31,645	35,051
Other policy-related balances	2,897	2,889	2,956	3,058	2,820	3,471
Total Brighthouse Financial, Inc. stockholders’ equity (6)	$13,608	$14,515	$14,862	$16,839	$17,525	$15,436
Noncontrolling interests	$65	$65	$—	$—	$—	$—
Accumulated other comprehensive income (loss)	$801	$1,676	$1,265	$1,523	$2,715	$977

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” in our 2017 Form 10-K incorporated by reference into this prospectus for a discussion of net derivative gains (losses).
(2)	At December 31, 2016 and prior periods, this balance includes surplus notes in aggregate principal amount of $750 million issued by Brighthouse Life Insurance Company (together with its subsidiaries and affiliates, “BLIC”) to a financing trust. On February 10, 2017, MetLife, Inc. became the sole beneficial owner of the financing trust. In connection with MetLife, Inc.’s plans to undertake several actions, including an internal reorganization involving its U.S. retail business (the “Restructuring”), (i) the financing trust was terminated in accordance with its terms on March 23, 2017, (ii) MetLife, Inc. became the owner of the surplus notes, and (iii) prior to the Separation, MetLife, Inc. forgave the obligation of BLIC to pay the principal under the surplus notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Outstanding Debt and Collateral Financing Arrangement — Surplus Notes” in our 2017 Form 10-K incorporated by reference into this prospectus.
(3)	Includes long-term financing of statutory reserves supporting level premium term life and universal life with secondary guarantees (“ULSG”) policies provided by surplus notes issued to MetLife. These surplus notes were eliminated in April 2017 in connection with the Restructuring of existing reserve financing arrangements.
(4)	Supports statutory reserves relating to level premium term and ULSG policies pursuant to credit facilities entered into by MetLife, Inc. and an unaffiliated financial institution. These facilities were replaced in April 2017 in connection with the Restructuring of existing reserve financing arrangements.
(5)	Includes future policy benefits, policyholder account balances and other policy-related balances.
(6)	For periods ending prior to the Separation, stockholders’ equity was previously reported as shareholder’s net investment.

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MANAGEMENT

Our Executive Officers

The following table presents certain information regarding our executive officers.

Name	Age	Position
Eric T. Steigerwalt	56	President and Chief Executive Officer
Anant Bhalla	40	Executive Vice President and Chief Financial Officer
Peter M. Carlson	54	Executive Vice President and Chief Operating Officer
Christine M. DeBiase	50	Executive Vice President, Chief Administrative Officer and General Counsel
Myles J. Lambert	43	Executive Vice President and Chief Distribution and Marketing Officer
Conor Murphy	49	Executive Vice President and Chief Product and Strategy Officer
John L. Rosenthal	57	Executive Vice President and Chief Investment Officer

Set forth below is biographical information about each of the executive officers named in the table above.

Eric T. Steigerwalt

Business Experience:

•	President and Chief Executive Officer; Director, Brighthouse Financial, Inc. (August 2016 — present)

•	MetLife (May 1998 — August 2017)

•	Executive Vice President, U.S. Retail (September 2012 — August 2017)

•	Executive Vice President and interim Chief Financial Officer (November 2011 — September 2012)

•	Executive Vice President, Chief Financial Officer of U.S. Business (January 2010 — November 11)

•	Senior Vice President and Chief Financial Officer of U.S. Business (September 2009 — January 2010)

•	Senior Vice President and Treasurer (May 2007 — September 2009)

•	Senior Vice President and Chief Financial Officer of Individual Business (July 2003 — May 2007)

•	Vice President, AXA S.A., a financial services and insurance company (May 1993 — May 1998)

Mr. Steigerwalt is qualified to serve on our Board on the basis of his deep knowledge of our business, extensive experience in the insurance industry, leadership skills, and broad knowledge of corporate strategy, finance and investments.

Anant Bhalla

Business Experience:

•	Executive Vice President and Chief Financial Officer, Brighthouse Financial, Inc. (August 2016 —present)

•	MetLife (April 2014 — August 2017)

•	Senior Vice President and Chief Financial Officer of Retail business (July 2014 — August 2017)

•	Chief Financial Officer of Retail business (April 2014 — July 2014)

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•	American International Group, a financial services and insurance company (October 2012 — April 2014)

•	Senior Managing Director, Global Strategy (January 2014 — April 2014)

•	Senior Vice President and Chief Risk Officer, Global Consumer business (October 2012 — January 2014)

•	Founding Partner, Bhalla Capital Partners, an investment management and strategic advisory firm (January 2012 — September 2012)

•	Lincoln Financial Group (October 2009 — December 2011)

•	Senior Vice President, Chief Risk Officer and Treasurer (January 2011 — December 2011)

•	Senior Vice President, Treasurer (October 2009 — December 2010)

Peter M. Carlson

Business Experience:

•	Executive Vice President and Chief Operating Officer, Brighthouse Financial, Inc. (June 2017 —present)

•	Executive Vice President and Chief Accounting Officer, MetLife (May 2009 — August 2017)

•	Wells Fargo & Company/Wachovia Corporation, a financial services company (August 2002 — April 2009)

•	Executive Vice President and Deputy Controller, Wells Fargo (January 2009 — April 2009)

•	Executive Vice President, Corporate Controller and Principal Accounting Officer, Wachovia (June 2007 — December 2008)

•	Senior Vice President, Interim Corporate Controller and Principal Accounting Officer, Wachovia (October 2006 — May 2007)

•	Senior Vice President, Accounting and Finance, Wachovia (August 2002 — September 2006)

Christine M. DeBiase

Business Experience:

•	Brighthouse Financial, Inc. (August 2016 — present)

•	Executive Vice President, Chief Administrative Officer and General Counsel (February 2018 — present)

•	Executive Vice President, General Counsel, Corporate Secretary and Interim Head of Human Resources (May 2017 — November 2017)

•	Executive Vice President, General Counsel and Corporate Secretary (August 2016 — February 2018)

•	MetLife (December 1996 — August 2017)

•	Senior Vice President and Associate General Counsel, U.S. Retail (August 2014 — August 2017)

•	Associate General Counsel, Retail (October 2013 — August 2014)

•	Vice President and Secretary (November 2010 — September 2013)

•	Associate General Counsel, Regulatory Affairs (November 2009 — November 2010)

•	Vice President, Compliance (May 2006 — November 2009)

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Myles J. Lambert

Business Experience:

•	Executive Vice President and Chief Marketing and Distribution Officer, Brighthouse Financial, Inc. (August 2016 — present)

•	MetLife (July 2012 — August 2017)

•	Senior Vice President, U.S. Retail Distribution and Marketing (April 2016 — August 2017)

•	Senior Vice President, Head of MetLife Premier Client Group (“MPCG”) Northeast Region (August 2014 — April 2016)

•	Vice President, MPCG Northeast Region (July 2012 — August 2014)

•	Executive Director and head of insurance and annuity business, Morgan Stanley, a financial services company (June 2011 — July 2012)

Conor Murphy

Business Experience:

•	Executive Vice President and Head of Client Solutions and Strategy, Brighthouse Financial, Inc. (September 2017 — present)

•	MetLife (September 2000 — August 2017)

•	Chief Financial Officer, Latin America region (January 2012 — August 2017)

•	Head of International Strategy and M&A (January 2011 — December 2011)

•	Chief Financial Officer, Europe, Middle East and Africa (EMEA) region (January 2011 — June 2011)

•	Head of Investor Relations (January 2008 — December 2010)

•	Chief Financial Officer, MetLife Investments (June 2002 — December 2007)

•	VP — Investments Audit (December 2000 — June 2002)

John L. Rosenthal

Business Experience:

•	Executive Vice President and Chief Investment Officer, Brighthouse Financial, Inc. (September 2016 — present)

•	MetLife (1984 — August 2017)

•	Senior Managing Director, head of global portfolio management (2011 — August 2017)

•	Senior Managing Director, head of core securities (2004 — 2011)

•	Managing Director, co-head of fixed income and equity investments (2000 — 2004)

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Our Directors

The Board is responsible for the oversight of management of the Company. The following table presents certain information regarding our Board.

Name	Age	Position
Eric T. Steigerwalt	56	President and Chief Executive Officer, Director
C. Edward “Chuck” Chaplin	61	Director, Chairman of the Board
Irene Chang Britt	55	Director
John D. McCallion	44	Director
Diane E. Offereins	60	Director
Patrick J. “Pat” Shouvlin	67	Director
William F. “Bill” Wallace	70	Director
Paul M. Wetzel	58	Director

As described in our amended and restated certificate of incorporation, our Board is currently divided into three classes. The term of our Class I Directors currently in office expires at our 2018 annual meeting of stockholders, the term of our Class II Directors expires at our 2019 annual meeting of stockholders, and the term of our Class III Directors expires at our 2020 annual of meeting stockholders (the “2020 Annual Meeting”). The amended and restated certificate of incorporation provides for the declassification of our Board by the 2020 Annual Meeting. Beginning with our 2020 Annual Meeting, all director nominees will stand for election for one-year terms that expire at the following annual meeting.

Set forth below is biographical information about each of the directors named in the table above, to the extent not provided above under “— Our Executive Officers.”

C. Edward “Chuck” Chaplin

Mr. Chaplin has served on our Board since August 4, 2017 and as Chairman of the Board since August 9, 2017. Mr. Chaplin retired from MBIA, Inc., a provider of financial guarantee insurance and the largest municipal bond-only insurer, in January of 2017. At MBIA, Mr. Chaplin served as the President, Chief Financial Officer and Chief Administrative Officer from 2008 through March 2016, after beginning his MBIA tenure as the Chief Financial Officer in 2006. Prior to joining MBIA, Mr. Chaplin had a 23-year career with Prudential Financial, Inc., a global insurance and financial services firm, with positions of increasing responsibility culminating with service as Senior Vice President and Treasurer. Mr. Chaplin has been a member of the Board of MGIC Investment Corp., a publicly-traded provider of private mortgage insurance, since 2014, and serves on its Risk Management and Securities Investment Committees. Mr. Chaplin is qualified to sit on our Board of Directors on the basis of his leadership skills, finance experience, and deep knowledge of the insurance industry.

Irene Chang Britt

Ms. Britt has served on our Board since August 9, 2017. Ms. Chang Britt retired from Campbell Soup Company (“Campbell”), a food and beverage company, in January 2015. At Campbell, Ms. Chang Britt served in positions of increasing responsibility, culminating with her service from April 2012 through January 2015 as Senior Vice President of Global Baking and Snacking, and from August 2012 through January 2015 as President of Pepperidge Farm, a subsidiary of Campbell. Ms. Chang Britt joined Campbell in 2005 as General Manager, Sauces and Beverages, and served in senior positions at multiple brand divisions. She also served as Global Chief Strategy Officer of Campbell from October 2010 to July 2012. Prior to joining Campbell, Ms. Chang Britt served in executive roles at Kraft Foods and Kraft/Nabisco from 1999 to 2005 and Kimberly-Clark from 1986 to 1999. Ms. Chang Britt serves as (i) an independent director of Dunkin’ Brands Group since May 2014, currently serving on the Audit and Nominating and Corporate Governance (Chair) Committees, and (ii) an independent director of Tailored Brands, Inc. (formerly Men’s Warehouse, Inc.) since December 2015, currently serving on

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the Audit and the Nominating and Corporate Governance Committees. Ms. Chang Britt previously served as an independent director of TerraVia Holdings, Inc., a food, nutrition and specialty ingredients company, from March 2016 to January 2018, and as non-executive chairperson from March 2017. Ms. Chang Britt is qualified to sit on our Board of Directors on the basis of her brand and marketing expertise and public company board experience.

John D. McCallion

Mr. McCallion has served on our Board since August 1, 2016. Mr. McCallion joined MetLife in 2006, and currently serves as Executive Vice President and Chief Financial Officer and Treasurer of MetLife, responsible for overseeing all financial management matters for the enterprise. Mr. McCallion previously served in various roles within MetLife, including as Chief Financial Officer of the EMEA (Europe, the Middle East and Africa) region, head of Investor Relations, and Chief Financial Officer of the Investments Department. From 1996 to 2006, Mr. McCallion worked in the insurance audit practice of PricewaterhouseCoopers LLP (“PwC”), an international audit, consulting and tax services firm. Mr. McCallion is qualified to sit on our Board of Directors on the basis of his knowledge of financial management, investments and investor relations, and extensive experience in the insurance industry.

Diane E. Offereins

Ms. Offereins has served on our Board since August 9, 2017. Since April 2010, Ms. Offereins has served as Executive Vice President and President — Payments Services for Discover Financial Services (“Discover”), a direct banking and payment services company, since April 2010. She is also a member of the Discover Financial Services Executive Committee. Previously, she served as Executive Vice President, Payment Services (2008 to 2010) and Executive Vice President and Chief Information Officer (1998 to 2010) for Discover Financial Services. From July 2015 to October 2017, Ms. Offereins was a member of the board of directors of West Corporation, a telecommunications services provider, where she served on the Audit and Nominating and Governance Committees. Ms. Offereins is qualified to sit on our Board on the basis of her financial services experience and her information technology and cybersecurity expertise. Ms. Offereins also brings to the Board valuable experience gained as a senior officer of Discover during its spinoff from Morgan Stanley.

Patrick J. “Pat” Shouvlin

Mr. Shouvlin has served on our Board since July 17, 2017. Mr. Shouvlin retired from PwC in 2012 after 35 years of service. During his career at PwC, Mr. Shouvlin served as the Global Engagement Partner for several large, global insurance and financial services companies. Mr. Shouvlin also served in various leadership roles while at PwC, including leading its U.S. Insurance Group from 1996 to 2003. From 2005 to 2011, Mr. Shouvlin served on PwC’s U.S. Board of Partners, including service during that time as Chair of the Finance Committee and a member of the Governance Committee. Since 2015, Mr. Shouvlin has been Chairman of the Board, Chair of the Governance, Nominations and Remuneration Committee, and a member of the Investment Committee of L&F Holdings Limited and L&F Indemnity Limited, PwC’s global reinsurers based in Bermuda. He has served on the Board and as Chair of the Audit Committee of Cunningham Lindsey, a privately-owned global claims management outsourcing firm, since 2013. Mr. Shouvlin is qualified to sit on our Board of Directors on the basis of his extensive accounting and auditing experience, along with his deep knowledge of the insurance industry.

William F. “Bill” Wallace

Mr. Wallace has served on our Board since August 4, 2017. Mr. Wallace retired from J.P. Morgan Chase & Co. (“J.P. Morgan”), a global financial services firm and banking institution, in March 2017 after 20 years of service. During his career at J.P. Morgan, Mr. Wallace had positions of increasing responsibility and served as managing director and co-head of the Global Insurance Investor Client Practice from 2009 to 2017. Mr. Wallace served as the Deputy Managing Director of the Office of Finance of the Federal Home Loan Banks, the group of

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government-sponsored banks, from 1995 to 1996, and as a managing director at Morgan Stanley, a global financial services firm and banking institution, from 1980 to 1994. Mr. Wallace is qualified to sit on our Board of Directors on the basis of his deep knowledge of investments, including asset allocation and risk management, and experience advising insurance companies.

Paul M. Wetzel

Mr. Wetzel has served on our Board since August 4, 2017. Mr. Wetzel retired from Deutsche Bank Securities Inc. (“Deutsche Bank”), a global investment bank providing broker-dealer and investment advisory services, in October 2016. Mr. Wetzel had positions of increasing responsibility at Deutsche Bank and served as the Chairman of the Global Financial Institutions Group from 2013 until his retirement. He was the Head of the Japan Investment Banking Coverage and Advisory Group and was based in Japan from 2011 to 2013. Prior to joining Deutsche Bank, Mr. Wetzel worked at Merrill Lynch & Co. in investment banking for 17 years, with positions of increasing responsibility and a focus on financial institutions. Mr. Wetzel is qualified to sit on our Board of Directors on the basis of his extensive experience advising financial services firms and knowledge of investment banking and corporate strategy.

Committees of our Board

Our Board consists of eight members and has the following standing committees: (i) Audit, (ii) Compensation, (iii) Nominating and Corporate Governance, (iv) Finance and Risk, (v) Investment and (vi) Executive Committees. Each committee operates under a written charter that is reviewed annually.

Our Board has determined that Irene Chang Britt, C. Edward “Chuck” Chaplin, Diane E. Offereins, Patrick J. “Pat” Shouvlin, William F. “Bill” Wallace and Paul M. Wetzel are independent under the Nasdaq listing rules.

Audit Committee

The members of the Audit Committee are Patrick J. “Pat” Shouvlin (Chair), C. Edward “Chuck” Chaplin and William F. “Bill” Wallace. Each qualifies as “independent” under Rule 10A-3 promulgated by the SEC and Mr. Shouvlin qualifies as an “audit committee financial expert,” as defined by the SEC.

The Audit Committee’s primary function is assisting the Board in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information filed with the SEC or provided by us to regulators; our systems of internal controls regarding finance, accounting, legal compliance and ethics established by management and the Board; and our accounting and financial reporting process.

Compensation Committee

The Compensation Committee is responsible for determining, or recommending to the Board for determination, the compensation of our Chief Executive Officer and our other executive officers. The role and function of our Compensation Committee is described further below under “Compensation of Executive Officers and Directors — Role of Compensation Committee of the Board of Directors.”

The members of the Compensation Committee are Diane E. Offereins (Chair), Irene Chang Britt and Paul M. Wetzel.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for identifying and recommending candidates for election to our Board and each committee of our Board, reviewing and reporting to the Board on compensation of directors and Board committee members, and developing, recommending and monitoring corporate governance principles applicable to the Board and the Company as a whole.

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The members of the Nominating and Corporate Governance Committee are Irene Chang Britt (Chair), Diane E. Offereins and Paul M. Wetzel.

Finance and Risk Committee

The Finance and Risk Committee oversees our financial policies and strategies; our capital structure, plans and policies, including capital adequacy, dividend policies and share repurchases; our proposals on certain capital actions and other financial matters; and our assessment and management of material risks. The Finance and Risk Committee also, from time to time, may engage external consultants to assess the alignment of our risk models.

The members of the Finance and Risk Committee are C. Edward “Chuck” Chaplin (Chair), John D. McCallion, Diane E. Offereins and Paul M. Wetzel.

Investment Committee

The Investment Committee oversees the management of investment activities of Brighthouse and, on a consolidated basis, of Brighthouse and all of its direct and indirect subsidiaries. In performing its oversight responsibilities, the Investment Committee reviews reports from the investment officers on (i) the investment activities and performance of the investment portfolios of Brighthouse and its subsidiaries and (ii) the conformity of investment activities with the Investment Committee’s general authorizations and investment guidelines. The Investment Committee also oversees the management and mitigation of risks associated with the investment portfolios of Brighthouse and of Brighthouse and its subsidiaries on a consolidated basis.

The members of the Investment Committee are William F. “Bill” Wallace (Chair), Irene Chang Britt and Patrick J. “Pat” Shouvlin.

Executive Committee

The Executive Committee is responsible for taking action on behalf of the entire Board with respect to certain exigent matters in between regularly scheduled meetings of our Board.

The members of the Executive Committee are Eric T. Steigerwalt (Chair), C. Edward “Chuck” Chaplin and Patrick J. “Pat” Shouvlin.

Director Nomination Process

Nominations for election as a director at our annual meetings may be made either by our Board or by a shareholder or shareholders in compliance with the requirements of our amended and restated bylaws.

Our Board nominates director-nominees upon the recommendation of the Nominating and Corporate Governance Committee. Potential director-nominees may be identified by the Nominating and Corporate Governance Committee and the full Board through a variety of means, including search firms, existing directors, executive officers and shareholders. Potential director-nominees are evaluated based on the information supplied by the candidates and information obtained from other sources.

In recommending candidates for election as a director, the Nominating and Corporate Governance Committee takes into consideration the Nasdaq listing requirements, the ability of candidates to enhance the perspective and experience of our Board as a whole and any other criteria the Board may establish from time to time.

Codes of Ethics and Conduct

Our Board has adopted a code of ethics and a code of conduct as such terms are used in Item 406 of Regulation S-K and Nasdaq listing rules.

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Board’s Role in Risk Oversight

Our Board is involved in oversight of risks inherent in the operation of our businesses. Our Board performs this oversight role by using several different levels of review. In connection with its reviews of our operations, our Board addresses the primary risks associated with our segments. In addition, our Board reviews the key risks associated with the Company’s strategic plan annually and periodically throughout the year and review risk management processes.

Communicating with our Board

Our Board has established procedures for shareholders and other interested persons to communicate with our Board. A shareholder or other interested party may contact our Board in writing to the chairman of the Nominating and Corporate Governance Committee at our principal address Brighthouse Financial, Inc., 11225 North Community House Road, Charlotte, North Carolina 28277.

Compensation Committee Interlocks and Insider Participation

There are no interlocking relationships between any member of our Compensation Committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

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SELLING STOCKHOLDER

The selling stockholder under this prospectus is MetLife, Inc. MetLife, has, to our knowledge, sole voting and investment power with respect to such securities. To the extent the shares of our common stock are acquired from MetLife, Inc. through a debt-for-equity exchange, the debt exchange parties will be deemed to be selling stockholders and underwriters with respect to any shares of common stock that they acquire in connection with a debt-for-equity exchange and sell in an offering in connection therewith.

As of May 11, 2018, 119,773,106 shares of our common stock are issued and outstanding.

The information concerning the beneficial ownership of shares of common stock by the selling stockholder included in this prospectus has been obtained from the selling stockholder. The shares held by the selling stockholder reflected in the table below may be sold by the selling stockholder from time to time in one or more offerings described in this prospectus and any applicable prospectus supplement. The selling stockholder may sell all, some or none of the shares of common stock beneficially owned by it, and therefore we cannot estimate either the number or the percentage of ordinary shares that will be beneficially owned by the selling stockholder following any offering or sale hereunder.

Name of Beneficial Owner	Number of Shares of our Common Stock Beneficially Owned	Percentage of our Common Stock Outstanding
MetLife, Inc.(1)	23,155,117	19.3%

(1)	On August 4, 2017, MetLife, Inc. distributed 96,776,670 shares of Brighthouse common stock. Of the shares MetLife distributed, 158,681 were received by accounts in which MetLife has a direct or indirect pecuniary interest; the balance of MetLife’s direct ownership following the Distribution consisted of the 22,996,436 shares that MetLife did not distribute. As of the date of this prospectus, all 23,155,117 shares of Brighthouse common stock are held by MetLife, Inc.

The address of MetLife, Inc. is 200 Park Avenue, New York, New York 10166. For information regarding certain material relationships between the selling stockholder and the company, see “Certain Relationships and Related Person Transactions” in our 2017 Form 10-K incorporated by reference into this prospectus.

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DESCRIPTION OF CAPITAL STOCK

We filed our certificate of incorporation with the Secretary of State of the State of Delaware on August 1, 2016, and our Board adopted our bylaws on August 1, 2016. We filed our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on August 4, 2017 and the Board adopted our amended and restated bylaws on August 4, 2017. Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and relevant sections of the DGCL are summarized below. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are only summaries of such provisions and instruments and in each case are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that we will file as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

Our authorized capital stock consists of 1,100,000,000 shares, which is divided into two classes, consisting of 1,000,000,000 shares of our common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. As of May 11, 2018, we had 119,773,106 outstanding shares of our common stock, held of record by 2,392,253 holders of record, and no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

Common Stock

Dividend Rights. Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock are entitled to receive dividends out of any of our funds legally available therefor when, as and if declared by our Board at its discretion.

Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and, subject to preferences that may be applicable to any outstanding series of preferred stock as provided in any preferred stock certificate of designation approved by our Board, the holders of our common stock possess all voting power. Except as required by applicable law or the rules and regulations of any stock exchange applicable to the Company and except with respect to the election of directors, the amendment of certain provisions of our amended and restated certificate of incorporation and the amendment of our amended and restated bylaws, all matters to be voted on by stockholders at a meeting at which a quorum is present must be approved by the affirmative vote of a majority of the voting power of the shares of stock present in person or represented by proxy at the meeting and entitled to vote thereon. The election of directors at a meeting at which a quorum is present is determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes received, even if less than a majority, will be elected. The amended and restated bylaws provide that in an uncontested election any director who receives a greater number of votes “withheld” than votes cast in favor of his or her election shall tender his or her resignation from the Board of Directors to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee would then recommend to the Board of Directors whether to accept or reject such resignation and the Board of Directors would publicly disclose its decision in regard to such resignation.

Liquidation. If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in the assets available for distribution to stockholders after the payment of all of our debt and other liabilities, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.

Other Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our Board may designate and issue in the future.

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Preferred Stock

Under our amended and restated certificate of incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix, among other items, the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including without limitation dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. No shares of our authorized preferred stock are currently outstanding. Because the Board of Directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

There are no current agreements or understandings with respect to the issuance of preferred stock.

Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Applicable Law

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, as well as certain provisions of Delaware law and insurance regulations applicable to our business, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Classified Board. Our amended and restated certificate of incorporation provides that our Board be divided into three classes. For so long as there are three classes of directors, each class shall consist, as nearly as possible, of one-third of the total number of directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Separation, which we expect to hold in 2018, the directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2019, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders which we expect to hold in 2020. Commencing with the 2018 annual meeting of stockholders, the directors shall be divided into two classes, with the directors elected to succeed those directors whose terms then expire (i.e., the former Class I directors) being elected for a term of office to expire at the 2020 annual meeting of stockholders (i.e., as Class III directors). Commencing with the 2019 annual meeting of stockholders, there shall be a single class of directors, with directors elected to succeed those directors whose terms then expire (i.e., the former Class II directors) being elected for a term of office to expire at the 2020 annual meeting. Commencing with the 2020 annual meeting of stockholders, each director elected to succeed those directors whose terms then expire shall be elected annually and for a term of office to expire at the next annual meeting of stockholders, and our Board will thereafter no longer be divided into classes. Before our Board is declassified, it would take at least two annual elections of directors for any individual or group to gain control of our Board. Accordingly, while the Board is divided into classes, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.

Removal. Our amended and restated certificate of incorporation provides that (i) for so long as the Board is divided into classes, the holders of at least two-thirds of the combined voting power of the then outstanding stock entitled to vote generally in the election of directors may remove any director, but only for cause, and that (ii) from and after the time that the Board is no longer divided into classes, stockholders may remove our directors with or without cause by the holders of at least two-thirds of the outstanding stock entitled to vote generally in the election of directors.

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Size of Board and Vacancies. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the number of directors will be fixed exclusively by the Board; provided, however, that in no event shall such number of directors be less than three (3) nor more than fifteen (15). Any newly created directorships created on our Board resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the directors then in office, even if less than a quorum, or by the sole remaining director. Any director appointed to fill a vacancy on our Board shall hold office for the remainder of the term of the class, if any, that such director has been appointed to and until his or her successor has been elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation prohibits our stockholders from acting by written consent. Stockholder action may only take place at a duly called annual or special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

No Cumulative Voting. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority that our Board possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult. Our Board can issue preferred stock with voting rights or conversion rights that, if exercised, could dilute the voting power of the holders of common stock.

Amendments to Bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that in addition to any other vote of the holders of any particular class or series of the capital stock of the Company that may be required, our amended and restated bylaws may only be amended by our Board or by the affirmative vote of holders of at least two-thirds in voting power of the issued and outstanding voting stock entitled to vote thereon, voting together as a single class.

Amendments to Charter. Our amended and restated certificate of incorporation provides that in addition to any other vote of the holders of any particular class or series of the capital stock of the Company that may be required, certain charter provisions may only be amended by the affirmative vote of holders of at least two-thirds in voting power of the issued and outstanding voting stock entitled to vote thereon, voting together as a single class.

Section 203 of the Delaware General Corporation Law

As a Delaware corporation, are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless one of the following conditions is satisfied:

•	before the stockholder became an interested stockholder, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding, shares owned by persons who are directors and officers; or

•	at or after the time the stockholder became interested, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

This provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Insurance Regulations

The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination involving us. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if the Board decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries. See “Risk Factors — Risks Relating to Our Common Stock — State insurance laws and Delaware corporate law may prevent or delay an acquisition of us, which could decrease the trading price of our common stock” and “Regulation — Insurance Regulation” in the 2017 Form 10-K, which is incorporated by reference into this prospectus.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our current or former directors, officers or stockholders, (iii) action asserting a claim arising out of or pursuant to the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Limitation of Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL as it now reads, such limitation of liability is not permitted:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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•	for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our amended and restated certificate of incorporation and our amended and restated bylaws include provisions that require us to indemnify and advance expenses, to the fullest extent allowable under the DGCL as it now exists or may hereafter be amended, to our directors or officers for actions taken as a director or officer of us, or for serving at our request as a director or officer at another corporation or enterprise, as the case may be.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated bylaws require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at our request as a director or officer of another corporation or enterprise, as the case may be, to the fullest extent authorized by the DGCL as it now exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such director or officer in connection with such service. The right to indemnification in our amended and restated bylaws includes the right to be paid by the Company the expenses incurred in defending any proceeding for which indemnification may be sought in advance of the final disposition of such proceeding, subject to certain limitations. We carry directors’ and officers’ insurance protecting us, any director, officer, employee or agent of ours or who was serving at the request of the Company as a director, officer, employee or agent of another corporation or enterprise, as the case may be, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL.

The limitation of liability and indemnification and advancement provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Brighthouse pursuant to the foregoing provisions, Brighthouse has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Listing

Our common stock is listed on Nasdaq under the symbol “BHF”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 480 Washington Boulevard, Jersey City, NJ 07310.

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SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is listed on Nasdaq under the symbol “BHF”. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time and future distributions of the shares owned by MetLife could also adversely affect the market price of our common stock.

Sale of Restricted Shares

As of May 11, 2018, we have approximately 119,773,106 shares of common stock outstanding, excluding shares awarded pursuant to equity award arrangements with directors and employees, and MetLife owns 23,155,117 shares of our common stock. Of these shares, all of the shares of our common stock that holders of MetLife common stock, including trust beneficiaries, received in the Distribution are, and all of the shares sold pursuant to the registration statement of which this prospectus forms a part will be freely transferable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

All 23,155,117 shares held by MetLife as of [●], 2018 are “restricted securities” within the meaning of Rule 144 under the Securities Act, but will no longer be “restricted securities” to the extent they are registered and sold (other than to our “affiliates”) pursuant to this registration statement of which this prospectus forms a part. Restricted securities may be sold in the public market only if they are so registered and sold under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1.0% of our then-outstanding shares of common stock, which will equal approximately 1,197,731 shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Registration Statement on Form S-8

We intend to file with the SEC a Registration Statement on Form S-8 registering an aggregate of shares of common stock underlying equity awards we have made and will make to our employees and certain other

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qualifying individuals, and the resale of those shares of common stock, as soon as our shareholders have approved the plans granting such equity awards. The Form S-8 will become effective upon filing and shares of common stock so registered will become freely tradable upon such effectiveness.

Registration Rights Agreement

As described in “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Registration Rights Agreement” included in our 2017 Form 10-K incorporated by reference herein, we have entered into the Registration Rights Agreement with MetLife. This prospectus is part of the registration statement filed pursuant to the Registration Rights Agreement. We do not have any other contractual obligations to register our common stock.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase such common stock pursuant to this offering and hold such common stock as a capital asset. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift, Medicare contribution or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business in the United States; or

•	a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) with respect to a share of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such share of our common stock, and then as capital gain (which will be treated in the manner described below under “— Sale, Exchange or Other Disposition

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of Common Stock”). Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Each Non-U.S. Holder should consult its own tax advisor regarding U.S. federal withholding tax on distributions, including such Non-U.S. Holder’s eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “— FATCA Withholding” and “— Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

(i)	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);

(ii)	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

(iii)	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we presently are not, and we do not presently anticipate that we will become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “— FATCA Withholding” and “— Information Reporting and Backup Withholding.”

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FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock and (ii) on or after January 1, 2019, gross proceeds from the sale or other disposition of our common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States (an “FFI Agreement”) or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”) to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity). If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such payments generally will be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or of a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

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PLAN OF DISTRIBUTION

The selling stockholder identified in this prospectus may offer, from time to time, shares of our common stock. We are registering such shares under the terms of the Registration Rights Agreement between us and the selling stockholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder.

The selling stockholder and its successors, including its transferees, may sell all or a portion of the shares of our common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The shares of our common stock may be sold in one or more transactions on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. Additionally, the selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. The selling stockholder may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, including Nasdaq;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market;

•	through the writing or settlement of options or other hedging transactions, whether the options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	a debt-for-equity exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus forms a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may offer our common stock to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our common stock, the securities will be acquired by the underwriters for their own

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account. The underwriters may resell the common stock in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of common stock, underwriters may receive compensation from the selling stockholders, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell common stock to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions.

If underwriters are used for the sale of our common stock, to the extent required by law, the names of the underwriters will be set forth in the prospectus or prospectus supplement used by the underwriters to sell those securities. The selling stockholders may use underwriters with whom we or the selling stockholders have a material relationship. We will describe the nature of such relationship in any applicable prospectus supplement naming the underwriter or underwriters.

If underwriters are used for the sale of our common stock, unless otherwise indicated in the prospectus or prospectus supplement relating to a particular offering of common stock, the obligations of any underwriters to purchase the securities will be subject to customary conditions precedent, and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

If underwriters are used for the sale of our common stock, in connection with such offering, the underwriters may advise us that they may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares of our common stock pursuant to this prospectus and any applicable prospectus supplement and to the activities of the selling stockholder. In addition, we will make copies of this prospectus and any applicable prospectus supplement available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

In addition, any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act or under Section 4(1) under the Securities Act may be sold under such rules rather than pursuant to this prospectus or a prospectus supplement.

The selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging the positions they assume. The selling

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stockholder may also sell short the shares and deliver common stock to close out short positions, or loan or pledge the shares to broker-dealers that in turn may sell these shares. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus and any applicable prospectus supplement, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus and any applicable prospectus supplement. The selling stockholder also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and any applicable prospectus supplement.

The aggregate proceeds to the selling stockholder from the sale of the shares of our common stock will be the purchase price of the shares less discounts and commissions, if any.

If the selling stockholder disposes of the shares of our common stock through a debt-for-equity exchange, it is expected that the selling stockholder and the debt exchange parties will enter into an exchange agreement. Under the exchange agreement, subject to certain conditions, the debt exchange parties, as principals for their own accounts, will exchange debt obligations of the selling stockholder held by the debt exchange parties for shares of our common stock held by the selling stockholder. The amount of indebtedness of the selling stockholder held by the debt exchange parties is expected to be sufficient to acquire all of the shares of our common stock to be sold. Under U.S. federal securities laws, the debt exchange parties will be deemed to be the selling stockholders and underwriters with respect to any shares of common stock that they acquire in connection with a debt-for-equity exchange and sell in an offering in connection therewith. In the event that the selling stockholders are offering shares for sale in connection with a debt-for-equity exchange, MetLife may also be deemed a selling stockholder in such offering solely for U.S. federal securities laws purposes.

In offering the shares of our common stock covered by this prospectus and any applicable prospectus supplement, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares are registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the common stock registered pursuant to the registration statement of which this prospectus forms a part.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling stockholder, the aggregate amount of shares being offered by the selling stockholder and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholder and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

Pursuant to the Registration Rights Agreement, we have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. Agents and underwriters will be entitled to indemnification by us and the selling stockholder against certain liabilities, including liabilities under the

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Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters and their respective affiliates may engage in transactions with, or perform services for us in the ordinary course of business for which they may receive customary fees and reimbursement of expenses.

The estimated offering expenses payable by us, in addition to any underwriting discounts and commissions that will be paid by the selling stockholder, will be described in any applicable prospectus supplement.

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VALIDITY OF COMMON STOCK

Debevoise & Plimpton LLP, New York, New York will pass upon the validity of the shares of common stock offered in this prospectus. Debevoise & Plimpton LLP has from time to time acted as counsel for MetLife and may do so in the future. Sullivan & Cromwell LLP, New York, New York, is acting as counsel to the underwriters or agents.

EXPERTS

The financial statements, and the related financial statement schedules, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC with respect to the shares of our common stock being registered as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Brighthouse common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this prospectus is not incorporated into this prospectus or the registration statement of which this prospectus forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Brighthouse is required to file periodic reports, proxy statements and other information with the SEC in accordance with the Exchange Act. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. You may request a copy of any of our filings with the SEC at no cost by writing or telephoning us at the following address:

Investor Relations

Brighthouse Financial, Inc.

11225 North Community House Road

Charlotte, North Carolina 28277

Phone: (980) 365-7100

Email: Investor.relations@brighthousefinancial.com

Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

No person is authorized by us to give any information or to make any representations other than those contained in this prospectus and any applicable prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. None of the delivery of this prospectus, any prospectus supplement or any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The documents incorporated by reference into this prospectus contain important information that you should read about us. The following documents are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 16, 2018;

•	Our Proxy Statement on Schedule 14A, filed with the SEC on April 10, 2018, as supplemented on May 8, 2018;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on May 9, 2018; and

•	Our Current Report[s] on Form 8-K filed with the SEC on [●], 2018.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that such statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference into this prospectus are also available on our corporate website at http://investor.brighthousefinancial.com/investor-relations under the heading “Financial Information” and the sub-heading “SEC Filings”. Information contained on, or that can be accessed through, our website is not part of this prospectus, and you should not consider information on our website to be part of this report unless specifically incorporated herein by reference. You may obtain copies of any or all of the documents incorporated by reference in this prospectus from us free of charge by requesting them in writing or by telephone at the following address:

11225 North Community House Road

Charlotte, North Carolina 28277

(980) 365-7100

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Up to 23,155,117 Shares

Brighthouse Financial, Inc.

Common Stock

PROSPECTUS

                    , 2018

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The expenses payable by us in connection with the offering described in this registration statement will be as follows. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$	[●]
FINRA filing fee		[●]
Accounting fees and expenses		[●]
Printing fees and expenses		[●]
Legal fees and expenses		[●]
Transfer agent fees and expenses		[●]
Miscellaneous		[●]

Total	$	[●]

Item 14. Indemnification of Directors and Officers.

Brighthouse Financial, Inc. (“Brighthouse”) is incorporated under the laws of the state of Delaware.

Section 102(b)(7) of the General Corporation Law of the State of Delaware, or the “DGCL,” permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The amended and restated certificate of incorporation of Brighthouse contains such a provision.

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action

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or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL permits a Delaware corporation to advance litigation expenses, including attorneys’ fees, incurred by present and former directors and officers prior to the final disposition of the relevant proceedings. The advancement of expenses to a present director or officer is conditioned upon receipt of an undertaking by or on behalf of such director or officer to repay the advancement if it is ultimately determined that such director or officer is not entitled to be indemnified by the corporation. Advancement to former officers and directors may be conditioned upon such terms and conditions, if any, as the corporation may deem appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

The amended and restated certificate of incorporation and the amended and restated bylaws of Brighthouse authorize the corporation, to indemnify its directors and officers to the fullest extent permitted by law.

The foregoing summaries are necessarily subject to the complete text of the DGCL and Brighthouse’s amended and restated certificate of incorporation and amended and restated bylaws.

Item 15. Recent Sales of Unregistered Securities.

On September 28, 2016, we issued 100,000 shares of our common stock to MetLife for aggregate consideration of $1,000 in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of such shares under the Securities Act because such issuance did not constitute a public offering.

On June 22, 2017, we issued $1.5 billion aggregate principal amount of 3.700% senior notes due 2027 (the “2027 Notes”) and $1.5 billion aggregate principal amount of 4.700% senior notes due 2047 (the “2047 Notes” and, together with the 2027 Notes, the “Senior Notes”) to third party investors. The sales and issuances of the Senior Notes were made under Section 4(a)(2) of the Securities Act, Rule 144A and Regulation S under the Securities Act. Net proceeds to the registrant from the sale of the Senior Notes, after deduction of the discount, were $2.964 million. Net proceeds were used to pay a dividend to MetLife and for general corporate purposes. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities LLC, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC acted as representatives of the initial purchasers. On May 1, 2018, we completed the exchange offer of 99.67% of the 2027 Notes and 99.98% of the 2047 Notes for like principal amounts of new 3.700% senior notes due 2027 and new 4.700% senior notes due 2047, which have been registered under the Securities Act.

On August 3, 2017, we issued 119,673,106 shares of common stock to MetLife in exchange for the transfer by MetLife of 100 common units of Brighthouse Intermediate Company, representing all of the common units of Brighthouse Intermediate Company, to us, pursuant to the Contribution Agreement, dated as of July 27, 2017, among us, MetLife and Brighthouse Intermediate Company. The transaction was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. We did not register the issuance of such shares under the Securities Act because such issuance did not constitute a public offering.

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Item 16. Exhibits and Financial Statement Schedules.

(a) The Exhibit Index preceding the signature page is incorporated herein by reference.

(b) Financial Statement Schedules:

Schedule I — Consolidated and Combined Summary of Investments — Other Than Investments in Related Parties, as of December 31, 2017, beginning on page 265 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”), which is incorporated by reference into this prospectus.

Schedule II — Condensed Financial Information (Parent Company Only), as of December 31, 2017 and 2016, for the year ended December 31, 2017 and for the Period from August 1, 2016 (Date of Inception) to December 31, 2016, beginning on page 266 in the 2017 Form 10-K, which is incorporated by reference into this prospectus.

Schedule III — Consolidated and Combined Supplementary Insurance Information, as of December 31, 2017, 2016 and 2015, beginning on page 272 in the 2017 Form 10-K, which is incorporated by reference into this prospectus.

Schedule IV — Consolidated and Combined Reinsurance, as of December 31, 2017, 2016 and 2015, beginning on page 274 in the 2017 Form 10-K, which is incorporated by reference into this prospectus.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

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(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1	Master Separation Agreement, dated as of August 4, 2017, by and between MetLife, Inc. and Brighthouse Financial, Inc., is incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed on August 9, 2017 (File No. 001-37905).

3.1	Amended and Restated Certificate of Incorporation of Brighthouse Financial, Inc., is incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q, filed on August 15, 2017 (File No. 001-37905).

3.2	Amended and Restated Bylaws of Brighthouse Financial, Inc., is incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q, filed on August 15, 2017 (File No. 001-37905).

4.1	Indenture, dated as of June 22, 2017, among Brighthouse Financial, Inc., MetLife, Inc., as Guarantor, and U.S. Bank National Association, as Trustee, is incorporated by reference to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form 10, filed on June 23, 2017 (File No. 001-37905).

4.2	Form of 3.700% Senior Notes due 2027 and 4.700% Senior Notes due 2047, is incorporated by reference to Exhibit A and Exhibit B to Exhibit 4.1 to Amendment No. 4 to our Registration Statement on Form 10, filed on June 23, 2017 (File No. 001-37905).

4.3	Registration Rights Agreement, dated as of August 4, 2017, between MetLife, Inc. and Brighthouse Financial, Inc., is incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on August 9, 2017 (File No. 001-37905).

5.1*	Opinion of Debevoise & Plimpton LLP.

10.1	Transition Services Agreement, dated as of January 1, 2017, between MetLife Services and Solutions, LLC and Brighthouse Services, LLC and for purposes of Article VIII only, MetLife, Inc. and Brighthouse Financial, Inc., is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on August 9, 2017 (File No. 001-37905).

10.2	Investment Management Agreement, dated as of January 1, 2017, between MetLife Investment Advisors, LLC and Brighthouse Life Insurance Company (formerly known as MetLife Insurance Company USA), is incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K, filed on August 9, 2017 (File No. 001-37905).

10.3	Intellectual Property License Agreement, dated as of August 4, 2017, by and among Metropolitan Life Insurance Company, on behalf of itself and its Affiliates other than the Brighthouse Company Group, and Brighthouse Services LLC, is incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K, filed on August 9, 2017 (File No. 001-37905).

10.4	Tax Receivables Agreement, dated as of July 27, 2017, between MetLife, Inc. and Brighthouse Financial, Inc., is incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K, filed on August 9, 2017 (File No. 001-37905).

10.5	Tax Separation Agreement, dated as of July 27, 2017, by and among MetLife, Inc. and its Affiliates and Brighthouse Financial, Inc. and its Affiliates, is incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K, filed on August 9, 2017 (File No. 001-37905).

10.6	Revolving Credit Agreement, dated as of December 2, 2016, among Brighthouse Financial, Inc., JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders named therein, is incorporated by reference to Exhibit 10.8 to Amendment No. 1 to our Registration Statement on Form 10, filed on December 6, 2016 (File No. 001-37905).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Exhibit No.	Description

10.7	Term Loan Agreement, dated as of July 21, 2017, among Brighthouse Financial, Inc., Bank of America, N.A., as administrative agent, and the other lenders party thereto, is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on July 21, 2017 (File No. 001-37905).

10.8#	Brighthouse Services, LLC Auxiliary Savings Plan, is incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q, filed on August 15, 2017 (File No. 001-37905).

10.8.1#	Amendment Number One to the Brighthouse Services, LLC Auxiliary Savings Plan, is incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q, filed on August 15, 2017 (File No. 001-37905).

10.8.2#	Amendment Number Two to the Brighthouse Services, LLC Auxiliary Savings Plan, is incorporated by reference to Exhibit 10.9.2 to our Annual Report on Form 10-K, filed on March 16, 2018 (File No. 001-37905).

10.9#	Amended and Restated Brighthouse Services, LLC Annual Variable Incentive Plan, is incorporated by reference to Exhibit 10.10 to our Quarterly Report on Form 10-Q, filed on August 15, 2017 (File No. 001-37905).

10.10#	Brighthouse Services, LLC Voluntary Deferred Compensation Plan, effective January 1, 2018, is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on December 28, 2017 (File No. 001-37905).

10.10.1#	Amendment Number One to the Brighthouse Services, LLC Voluntary Deferred Compensation Plan, is incorporated by reference to Exhibit 10.11.1 to our Annual Report on Form 10-K, filed on March 16, 2018 (File No. 001-37905).

21.1	List of Subsidiaries as of December 31, 2017, is incorporated by reference to Exhibit 21.1 to our Annual Report on Form 10-K, filed on March 16, 2018 (File No. 001-37905).

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (included in the signature pages of this registration statement).

*	To be filed by amendment.
#	Denotes management contracts or compensation plans or arrangements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on the      day of                 , 2018.

BRIGHTHOUSE FINANCIAL, INC.

By:
Name:	Anant Bhalla
Title:	Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Christine M. DeBiase, D. Burt Arrington and Bruce Schindler, jointly and severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

Eric T. Steigerwalt	Director, President and Chief Executive Officer (Principal Executive Officer)	, 2018

Anant Bhalla	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	, 2018

Lynn Dumais	Chief Accounting Officer (Principal Accounting Officer)	, 2018

C. Edward Chaplin	Chairman of the Board of Directors	, 2018

Irene Chang Britt	Director	, 2018

John D. McCallion	Director	, 2018

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Name	Position	Date

Diane E. Offereins	Director	, 2018

Patrick J. Shouvlin	Director	, 2018

William F. Wallace	Director	, 2018

Paul M. Wetzel	Director	, 2018